02069145

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chr. Hansen Holding A/S

*CURRENT ADDRESS 10-12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34732 FISCAL YEAR 8/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: NM

DATE: 6/16/03

ANNUAL REPORT 2001/02

CHR. HANSEN

IMPROVING THE QUALITY
OF FOOD AND HEALTH FOR PEOPLE
ALL OVER THE WOR[illegible]



5 YEAR FINANCIAL HIGHLIGHTS OF THE CHR. HANSEN GROUP

EURm*	**01/02**	00/01	99/00	98/99	97/98
Income statement					
Net sales	**628**	626	580	477	416
Income from primary operations before amortization of goodwill	**50**	47	67	60	54
Income from primary operations (EBIT)	**41**	37	57	55	52
Net financial items incl. res. ass. companies	**(17)**	(21)	(15)	(13)	(5)
Non-recurring expenses/income	**-**	(10)	-	4	-
Income (loss) from ordinary operations before tax	**23**	5	42	45	47
Net income (loss) for the year	**7**	(5)	22	23	27
Average number of employees	**3,423**	3,622	3,601	3,208	2,832
Balance sheet					
Total assets	**726**	794	809	652	442
Invested capital	**583**	645	648	507	314
Interest-bearing debt - net	**312**	358	338	232	57
Equity	**266**	285	302	264	246
Cash flow and investments					
Depreciation and amortization	**41**	42	36	27	21
of this amortization of goodwill	***9***	*10*	*10*	*5*	*2*
Cash flow from primary operations	**75**	33	19	44	40
Investments	**(30)**	(48)	(100)	(207)	(58)
Free cash flow	**44**	(14)	(81)	(163)	(19)
Information on shares					
Dividend pay-out ratio	**20**	20	35	25	25
Capital stock - EURm	**14**	14	14	14	14
Shares in 1,000 pcs, EUR 10 each	**10,128**	10,128	10,128	10,128	10,128
Share price in EUR*	**31**	35	37	47	51
Key figures					
Return on primary operations before amortization of goodwill (EBITA)	**8.0**	7.4	11.5	12.6	13.0
Return on primary operations (EBIT)	**6.5**	5.9	9.8	11.4	12.6
RONFA (Profit ratio 1)	**5.6**	4.8	8.2	10.8	14.1
ROAIC	**6.6**	5.7	9.9	13.3	17.9
ROACE	**7.7**	6.9	11.4	14.3	18.2
Equity ratio	**36.7**	35.9	37.3	40.5	55.6
Earnings per share (EPS) before amortization of goodwill (EPSAA) - EUR	**1.6**	0.5	3.1	2.8	2.8
Earnings per share (EPS) - EUR	**0.6**	(0.5)	2.2	2.3	2.6
Cash flow per share (CFPS) - EUR	**6.9**	2.9	1.5	4.1	3.6
Price earnings ratio (PE)	**48.6**	(68.2)	17.1	20.8	19.4
Price cash flow (PCF)	**4.5**	12.0	24.5	11.8	14.2
Net asset value per share - EUR	**26.3**	28.1	29.8	26.1	24.3
Share price /Net asset value	**1.2**	1.2	1.2	1.8	2.1
Pay-out ratio	**41.6**	(52.9)	21.7	14.7	12.7
Growth					
Net sales	**628**	626	580	477	416
Growth in %	**0**	8	21	15	12
The growth is composed as follows:					
Organic growth	**4**	2	4	3	6
Currency	**(4)**	4	6	(3)	2
Acquisitions	**-**	2	11	15	5

* For translation of DKK to EUR the conversion rate as at August 31, 2002 has been applied. (100 EUR = 742.52 DKK)

5 YEAR FINANCIAL HIGHLIGHTS OF THE CHR. HANSEN GROUP

DKKm	01/02	00/01	99/00	98/99	97/98
Income statement					
Net sales	**4,660**	4,648	4,305	3,544	3,087
Income from primary operations before amortization of goodwill	**373**	346	495	445	401
Income from primary operations (EBIT)	**303**	272	423	406	390
Net financial items incl. res. ass. companies	**(130)**	(158)	(111)	(100)	(39)
Non-recurring expenses/income	**-**	(74)	-	30	-
Income (loss) from ordinary operations before tax	**173**	40	312	336	351
Net income (loss) for the year	**49**	(38)	163	172	199
Average number of employees	**3,423**	3,622	3,601	3,208	2,832
Balance sheet					
Total assets	**5,388**	5,897	6,006	4,839	3,285
Invested capital	**4,329**	4,792	4,814	3,761	2,331
Interest-bearing debt - net	**2,314**	2,654	2,508	1,726	422
Equity	**1,977**	2,115	2,242	1,960	1,827
Cash flow and investments					
Depreciation and amortization	**306**	311	268	197	153
of this amortization of goodwill	***70***	*74*	*71*	*40*	*11*
Cash flow from primary operations	**555**	247	140	328	294
Investments	**(226)**	(354)	(742)	(1,535)	(432)
Free cash flow	**329**	(107)	(602)	(1,209)	(138)
Information on shares					
Dividend pay-out ratio	**20**	20	35	25	25
Capital stock - DKKm	**101**	101	101	101	101
Shares in 1,000 pcs, DKK 10 each	**10,128**	10,128	10,128	10,128	10,128
Share price	**233**	258	275	353	381
Key figures					
Return on primary operations before amortization of goodwill (EBITA)	**8.0**	7.4	11.5	12.6	13.0
Return on primary operations (EBIT)	**6.5**	5.9	9.8	11.4	12.6
RONFA (Profit ratio 1)	**5.6**	4.8	8.2	10.8	14.1
ROAIC	**6.6**	5.7	9.9	13.3	17.9
ROACE	**7.7**	6.9	11.4	14.3	18.2
Equity ratio	**36.7**	35.9	37.3	40.5	55.6
Earnings per share (EPS) before amortization of goodwill (EPSAA) - DKK	**11.7**	3.5	23.1	20.9	20.7
Earnings per share (EPS) - DKK	**4.8**	(3.8)	16.1	17.0	19.6
Cash flow per share (CFPS) - DKK	**51.5**	21.5	11.2	30.1	26.8
Price earnings ratio (PE)	**48.6**	(68.2)	17.1	20.8	19.4
Price cash flow (PCF)	**4.5**	12.0	24.5	11.8	14.2
Net asset value per share - DKK	**195.2**	208.8	221.4	193.5	180.3
Share price /Net asset value	**1.2**	1.2	1.2	1.8	2.1
Pay-out ratio	**41.6**	(52.9)	21.7	14.7	12.7
Growth					
Net sales	**4,660**	4,648	4,305	3,544	3,087
Growth in %	**0**	8	21	15	12
The growth is composed as follows:					
Organic growth	4	2	4	3	6
Currency	(4)	4	6	(3)	2
Acquisitions	-	2	11	15	5

Definitions: Please see inside of back cover

CONTENTS

WE ARE CONFIDENT ABOUT THE FUTURE



Erik Sørensen, President & CEO

The fiscal year ended August 31, 2002 was an exciting and positive year for the Chr. Hansen Group, during which we successfully strengthened our position as a leading operator within ingredients and allergy. In the ingredients business – Chr. Hansen – the strategy and structural changes implemented in 2000/01 were the source of a 37% increase in EBITA from DKK 303 million to DKK 416 million, the best performance in the company's history. At the beginning of the fiscal year, EBITA was forecast at DKK 380 million. On the release of the six-month financial statements, the forecast was raised to DKK 400 million, and on the release of the nine-month financial statements, the forecast was increased further to DKK 400 - 420 million. This performance was achieved in spite of dramatic falls in the exchange rates of our important South American markets. Falling exchange rates in South America and the United States meant that, measured in DKK, sales were at the same level as last year although the rate of organic growth was 4%. The EBITA margin, which is an important ratio in the ingredients industry, rose to 11.3%. Our ambition is to gradually increase this margin to 15%.

ALK-Abelló, the allergy business, is the world's leading operator within allergy vaccination. The company consists of a business unit for traditional allergy vaccines and a development unit – the pipeline – which focuses heavily on developing new tablet-based vaccines aiming to make treatment easier and more patient-friendly. This will make it possible to greatly increase the use of allergy vaccination, with major benefits to allergic patients and society. The existing business generated EBITA growth of 24% from DKK 106 million to DKK 132 million before restructuring costs in the United States, which was DKK 7 million better than our forecast. The restructuring costs of DKK 20 million were incurred in connection with the consolidation of vaccine production at a single plant in the United States, whereas production formerly took place at 2 plants.

Within the development unit – the pipeline – R&D costs rose considerably from DKK 74 million in 2000/01 to DKK 159 million in 2001/02, whereas the forecast was DKK 150 million. In 2002/03, pipeline costs are expected to increase further to approximately DKK 250 million. The Phase I-IIa clinical trials of the key pipeline product, a sublingual tablet against grass allergy, are under completion. The vital Phase II-III clinical trials involving a significant number of patients are expected to be started up in the second quarter of 2003 and are expected to be completed by the end of 2003.

In spite of the strong focus on R&D in ALK-Abelló, the Chr. Hansen Group generated a strong cash inflow, which enabled us to reduce net interest-bearing debt by DKK 340 million. Over the past 4 years, the Chr. Hansen Group has invested approximately DKK 200 million in new IT systems based on SAP/R3. The significant profitability improvement and reduction of working capital were facilitated by improved control as a result of these investments.

After the end of the fiscal year, an agreement has been signed with Schering-Plough Corporation, the world leader in allergy medicine, to collaborate in the development and marketing of ALK-Abelló's tablet-based allergy vaccines.

Thus, the Chr. Hansen Group has developed its 2 business areas to a level where they are both ready to stand on their own feet, also on the stock exchange. The foundation has therefore been established for creating shareholder value in the form of potential separate listings of Chr. Hansen and ALK-Abelló.

Board of Directors



Values

- *To set challenging goals for all our activities and reach the goals*
- *To require of every employee that he or she strives to contribute to our business results and serves as an ambassador for our company*
- *To be accountable to all our stockholders, customers, society and each other*
- *To be open and honest in our business practices, thus protecting the integrity of the company*
- *To work as a team, actively pursuing our joint and continuing success*

The Chr. Hansen Group's vision is to improve the quality of food and health for people all over the world.

The speed at which the world around us changes today makes it impossible to manage a modern organization by detailed rules and regulations. It is crucial to ensure that the conduct of all our 3,500 employees focuses on fulfilling our vision and our clearly defined strategic goals. Our shared, basic values and leadership values are aimed at ensuring that our stockholders and other stakeholders see the Chr. Hansen Group as a reliable organization in all respects.

The support of our stakeholders is crucial to the future performance and possibilities of the Chr. Hansen Group. We look after their interests in the following ways:

Stockholders: The Chr. Hansen Group strives to create value – shareholder value – in all Group activities

Customers: The Chr. Hansen Group strives to be the company that best meets customer demands, in a close partnership with its customers

Employees: We strive to offer all employees of the Chr. Hansen Group exciting and challenging jobs with the opportunity to utilize their qualifications. Our employees have the right to a meaningful job, in interaction with competent superiors and good colleagues, and to fair treatment in all respects

Society: The Chr. Hansen Group strives to ensure that society takes a positive view of our organization in all respects.



The management of Chr. Hansen, Ingredients Sector: Hans Thorkilgaard, Erik Sørensen, Lars V. Frederiksen, Leif Nørgaard and Peter Olesen

Five-year financial highlights. Chr. Hansen – Ingredients Sector

DKKm	1997/98	1998/99	1999/00	2000/01	2001/02
Net sales	2,351	2,783	3,461	3,703	**3,681**
EBITDA	350	433	540	491	**596**
EBITDA %	*15*	*16*	*16*	*13*	***16***
EBITA	239	306	384	303	**416**
EBITA %	*10*	*11*	*11*	*8*	***11***
EBIT	230	268	315	232	**349**
EBIT %	*10*	*10*	*9*	*6*	***9***
Income from ordinary operations before tax	182	219	235	51	**273**
Average invested capital	1,647	2,389	3,435	3,781	**3,461**
ROAIC %	13.9	11.2	9.2	6.1	**10.1**
ROACE %	14.3	12.5	11.0	7.6	**11.1**
The year's depreciation excl. goodwill	111	126	157	188	**180**
Total employees at year-end	2,151	2,464	2,754	2,478	**2,437**

Chr. Hansen is a global market leader within rennet enzymes, cultures and natural colors for the food industry. Moreover, Chr. Hansen has won strong regional market positions for flavor solutions. Chr. Hansen is among the 10 leading ingredients suppliers in the world.

Strategy. Chr. Hansen wishes to be the leading global supplier of dairy enzymes, cultures, natural colors and specific flavor solutions. Our strategy is, as the preferred supplier, to retain and develop our dominant market positions within selected product areas and industry segments.

Ambition. In the longer term, our ambition is organic sales growth of 5% per year, an EBITA margin of 15% and a return on average invested capital (ROAIC) of 15% through an average annual increase of the EBITA margin by 1 p.p. Furthermore, it is our ambition to maintain a positive free cash flow.

Risk factors

- Wide fluctuations in the prices of raw materials, in particular raw materials for rennet enzymes and natural colors
- Developments in the global economy, including exchange rates
- As fixed costs are relatively high, EBITA is sensitive to even minor sales fluctuations in the short term, as a change in sales of 1 p.p. would lead to a change in EBITA of approximately 2 p.p.
- Comments on financial risks are included under the operating and financial review for the Group on page 27

Highlights of the year

- The strategy and the new organization are showing results
- Sales totaled DKK 3,681 million, representing 4% organic growth, which was offset by a corresponding fall in exchange rates
- EBITA rose 37% from DKK 303 million to DKK 416 million
- The EBITA margin increased from 8% to 11%
- The organic growth rate for Europe, South America and Asia was 8%, while EBITA rose 7%. The EBITA margin increased from 13% to 14%
- Although organic growth in North America was minus 2%, EBITA increased from DKK 26 million to DKK 121 million
- The free sector cash flow rose from DKK 88 million to DKK 495 million
- ROAIC rose from 6.1% to 10.1%

Increased use of Chr. Hansen's knowledge resources is a prerequisite for meeting our ambitions. *We are planning a large-scale upgrade of our global web and intranet portals during the coming fiscal year to give our employees quicker and easier access to the knowledge they need – and to share knowledge across national borders and functional dividing lines. This will secure the use and development of the knowledge capital carried by our key resource: Our employees.*

Sales

DKKm	***01/02***	*00/01*
North America	***1,458***	*1,527*
Rest of world	***2,223***	*2,176*
Ingredients	***3,681***	*3,703*

EBITA

DKKm	***01/02***	*00/01*
North America	***121***	*26*
Rest of world	***295***	*277*
Ingredients	***416***	*303*

Income statement, September 1 - August 31

Q4 00/01	%	**Q4 01/02**	%	DKKm	**YTD 01/02**	%	YTD 00/01	%
973	100	**882**	100	**Net sales**	**3,681**	100	3,703	100
(641)	66	**(543)**	62	Cost of goods sold	**(2,307)**	63	(2,450)	66
332	34	**339**	38	**Gross income**	**1,374**	37	1,253	34
(54)	6	**(62)**	7	Research and development costs	**(228)**	6	(220)	6
(170)	17	**(165)**	18	Sales, marketing and administration expenses	**(730)**	20	(730)	20
108	11	**112**	13	**Income from primary operations before amortization of goodwill (EBITA)**	**416**	11	303	8
(18)	2	**(15)**	2	Amortization of goodwill	**(67)**	2	(71)	2
90	9	**97**	11	**Income from primary operations**	**349**	9	232	6
65	7	**59**	7	Depreciation incl. amortization of goodwill charged to the income statement	**247**	7	259	7
154	16	**156**	18	Income from primary operations before depreciation and amortization (EBITDA)	**596**	16	491	13



- The opening of a new DKK 100 million development and application center in Denmark ensures increased focus on research, development and the application of food ingredients
- A strategic alliance covering new products for the dairy industry has been concluded with Novozymes

Net sales. Organic growth was 4%, while exchange rates showed a negative trend and fell 4%, resulting in total sales of DKK 3,681 million.

The organic growth was primarily generated within enzymes and cultures for the food industry, the agricultural sector and the health food industry.

For Q4 2001/02, the organic growth rate compared to Q4 2000/01 was 0%. The organic growth rate for North America was minus 3%, while the organic growth rate for Europe, South America and Asia was 2%. Management believes that the organic growth reflects a stagnant ingredients market resulting from inventory adjustments and the negative trend in the global economy.

Europe. Sales to customers in Europe increased 4% from DKK 1,515 million to DKK 1,581 million. Since the organizational restructuring in the spring of 2001, the focus has been on streamlining the organization and making it more efficient as well as establishing dedicated and focused sales forces in each country of operation. Sales increased both in the traditional markets in Western Europe and in Poland and Russia, where sales growth was above average. The sales growth was especially driven by sales to the dairy industry and the agricultural sector.

North America. Owing to the fall in the USD/DKK exchange rate, sales in North America were down 5% from DKK 1,527 million to DKK 1,458 million. In North America, the 2001/02 fiscal year was a turnaround year in which we focused on achieving a radical improvement of earnings through an increased contribution ratio and tight cost control. As a result, earnings improved significantly, while the organic growth rate was minus 2%, partly due to rationalization within the seasoning and pharma fields. Sales of EASY-SET™ cultures, the new culture system targeting especially large US cheese dairies, showed strong growth, and this concept is now really gaining ground in the market. Sales of flavors showed satisfactory growth, while sales of natural colors remained unchanged due to falling prices and volume increases having mutually offsetting effects.

South America. Sales in South America were down 17% from DKK 386 million to DKK 319 million as a result of severe currency devaluations. Chr. Hansen's performance in South America was adversely affected by the economic problems in the region, primarily in Argentina, but also in several other countries, especially Brazil. Selling prices were increased in step with the devaluations, and the sector succeeded in maintaining its market shares in its most important product areas in a sharply deteriorating market.

Asia/Pacific. Sales in the Asia/Pacific region increased 17% from DKK 275 million to DKK 323 million. Asia/Pacific sales have risen sharply as a consequence of Chr. Hansen's increased focus on this region and the opening of a regional office and application facilities in Malaysia. Especially cultures for the dairy industry, including probiotic cultures and natural colors, have gained a foothold in this market. Sales in China have also gone up significantly, and a sales office has been opened in Beijing to strengthen activities in that market. Moreover, favorable developments are seen in Australia and New Zealand, especially for sales to the dairy industry.

E-business. The Internet is becoming ever more important as a means of communication and, in order to serve customers better and more quickly, Chr. Hansen established phase I of a Customer Web Center in the spring of 2001. The center allows selected customers easy and simple facilities to order goods, monitor deliveries and obtain analysis certificates and other information on individual production batches. The center also provides quick communication directly to Chr. Hansen's logistics function.

The Chr. Hansen Customer Web Center has been very well received by these customers, and the rollout will continue in the next few years.

Gross income rose 10% to DKK 1,374 million, and the gross margin increased from 34% to 37%.

Capacity costs totaled DKK 958 million, which was the same level as last year.

EBITA increased by 37% to DKK 416 million.

As shown in the graph, EBITA for the year was DKK 416 million, the best performance ever in the history of the Ingredients Sector. Following last year's unsatisfactory performance, Chr. Hansen is back on track for income growth.

EBITA in North America increased from DKK 26 million to DKK 121 million, while EBITA in Europe, South America and Asia increased from DKK 277 million to DKK 295 million.

Amortization of goodwill amounted to DKK 67 million.

Income from primary operations increased by 50% to DKK 349 million.

Average invested capital amounted to DKK 3,461 million compared to DKK 3,781 million in 2000/01.

The sector cash flow before financial items increased from DKK 88 million to DKK 495 million as a result of an improvement of operating income and a reduction of working capital.

Sector cash flow before financial items

DKKm	***01/02***	*00/01*
Income from primary operations	***349***	*232*
Depreciation and amortization	***247***	*259*
Change in working capital, adjustments, etc.	***136***	*(122)*
Sector cash flow from operating activities	***732***	*369*
*Gross investments**	***(236)***	*(281)*
Free cash flow before financial items	***495***	*88*

**) A share of Holding's investments in the sector is included in gross investments*

Average invested capital / ROAIC


DKKm
%
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
16
14
12
10
8
6
4
2
0
97/98
98/99
99/00
00/01
01/02

Net sales/EBITA


DKKm
DKKm
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
450
400
350
300
250
200
150
100
50
0
95/96
96/97
97/98
98/99
99/00
00/01
01/02
Sales
EBITA



On August 26, 2002 Erik Sørensen, CEO, Chr. Hansen, and Steen Riisgaard, CEO, Novozymes, signed the agreement to develop new enzymes for the dairy industry.

Outlook for 2002/03

The target of 5% organic growth in sales is retained for 2002/03 in spite of the decline in organic growth in the second half of 2001/02 caused by stagnation in the ingredients market. Management believes that this setback is mainly the result of inventory adjustments in the market and the negative trend in the global economy. These inventory adjustments are expected to be completed during the first 6 months of 2002/03. Based on the exchange rates prevailing at the beginning of the fiscal year, which were 5% lower than the average exchange rates during the past fiscal year, this would result in sales of DKK 3.6 - 3.7 billion. EBITA is expected to increase as a result of continuing growth in the EBITA margin. Because of the relatively high exchange rates, in particular of the USD and South American currencies to DKK in the first quarter of 2001/02 compared to the current exchange rates, the quarterly distribution of income in 2002/03 is expected to be different from the distribution in 2001/02, especially in the first half of 2002/03.

Strategic alliance between Chr. Hansen and Novozymes. Chr. Hansen announced a strategic alliance with Novozymes at the end of the fiscal year. The new strategic alliance was formed to develop innovative products for the dairy industry. The alliance is based on Novozymes' unique competencies within enzymes combined with Chr. Hansen's unique position in the dairy market. The alliance will be an innovative driving force in the development and marketing of new products, including products to improve yield and quality in cheese production. The alliance does not include activities within rennet enzymes, an area where Chr. Hansen is the leading global supplier. The new products are aimed at expanding the market for ingredients for the dairy industry. The alliance products are still at the early development stage, and it is expected that the initial product will be launched within the next couple of years.

Lending the environment a helping hand. Chr. Hansen wishes to contribute to a sustainable development in society with respect to the environment. We have therefore focused on both environmental protection and our own internal working environment for a number of years.

The most important targets during the fiscal year were:

- To reduce water consumption
- To reduce the content of CO_2 and oil/grease in wastewater
- To optimize the sorting and recycling of waste

During the past 12 months, we have completed more than 25 improvement projects all over the world, all of them with quantified targets, with a view to meeting future statutory requirements. Since 1995, all our Danish production facilities have been certified to the ISO 14001 standard, and in 2001/02 all our German production facilities were certified as well.

We monitor and measure key environmental indicators worldwide, and we issue environmental reports for our Danish production facilities every year. In addition to environmental data, the environmental reports contain articles on the focus areas of the year.

Based on our intention to observe all statutory requirements and directives, we work continuously to improve our efforts to protect the environment. It is our strategy to ensure that Chr. Hansen's environmental policy is implemented at all our production facilities worldwide.



Chr. Hansen's strategy: Specialist in selected areas





Industries	*Chr. Hansen*	*Products*
		Enzymes
Dairy	Preferred supplier	Cultures
Meat & Prepared Foods		Colors
Food & Beverages	World leader in selected areas	Savory Ingredients
Animal & Human Health and Nutrition		Specialty Ingredients

Customers prefer specialists

The latest customer survey documents that customers prefer to work with specialists, and specialization is one of the keys to Chr. Hansen's continuing success. The company's business strategy is to concentrate on five clearly defined product groups and four specific industries. In this way we consolidate our knowledge and focus our skills within the selected areas.

A better insight into the needs and requirements of selected industries means that Chr. Hansen can provide better service and products. It also makes it possible to understand and foresee market trends in order to help customers keep ahead of developments.

CLOSE COOPERATION ON NEW PRODUCTION LINE SAVES TIME AND MONEY

Chr. Hansen's products

Enzymes: *Cheese rennet – coagulants – contain enzymes which turn milk into cheese. We offer three different types of coagulants: Animal rennet, chymosin rennet and microbial rennet.*

Cultures: *Bacterial cultures are used for the production of cheese, butter, yoghurt and other fermented dairy products all over the world. Bacterial cultures are also used in wine production and meat products.*

Natural colors: *Extracted from e.g. seeds and plants, covering the whole color spectrum for use in a rich variety of foods. Recently, we have also launched colors with health-promoting effects, called phytonutrients – polyfenols and carotenoides. These colors have the same positive antioxidant effect as fruit and vegetables in relation to cardiovascular diseases.*

Savory Ingredients: *Flavor solutions and functional blends for prepared foods, sauces, soups, meat products, etc.*

Specialty Ingredients: *Probiotic micro-organisms/dietary supplements for human and animal nutrition.*

Focus Industries

Dairy: *Leading supplier of cheese rennet, dairy cultures, natural colors, flavor solutions and natural preservatives, as well as probiotic cultures with a positive effect on digestion and the intestinal system.*

Meat & Prepared Foods: *Flavor and texture solutions, bacterial cultures and paprika and spice extracts.*

Food & Beverages: *The world's largest supplier of natural colors for e.g. ice cream, confectionery, soft drinks and charcuterie products.*

Animal & Human Health and Nutrition: *Probiotic dietary supplements and other special products for the agricultural and health food industries, as well as pharmaceutical products.*

A leading confectionery manufacturer decided to rebuild parts of its production process and use more natural colors. Chr. Hansen's active participation in the process resulted in major savings in time, effort and money.

The knowledge and skills acquired through specializing in well-defined product groups often means that Chr. Hansen is called upon to provide services that go beyond just helping customers with how to use the products. When customers have specific technical problems that need to be solved, this know-how is in great demand. Such was the case when a leading confectionery manufacturer decided to rebuild parts of the production process and at the same time improve its products by increasing the use of natural colors. Natural colors are becoming increasingly popular among consumers and manufacturers, but they are more sensitive to the extreme heat and pressure conditions of the production process than synthetic colors.

Chr. Hansen has worked with the confectionery manufacturer in other projects where our CapColors® range of natural yellows, oranges, reds and greens was used. Based on the results of this collaboration Chr. Hansen's technical staff could quickly identify and solve new problematic issues, supported by our well-equipped application centers in Denmark, France, Australia and the United States. This background makes Chr. Hansen a natural partner when complicated projects are to be carried out.

Special solutions developed in each case

The fact that natural colors behave differently in different end-products is a challenge in itself. "On top of this all production lines have their own characteristics, which also affect the natural ingredients we are working with," Christian Rolf Jacobsen, Sales Director, Scandinavia and Eastern Europe, explains. Therefore, special solutions have to be developed in each case. "We have realized the importance of this based on a large number of customer projects, and the experience gained is an important element of our application support," Christian Rolf Jacobsen continues. "Customers are gradually appreciating that we have a deep understanding of natural colors and the conditions under which they are used."

Technical know-how at the customer's disposal

Together with suppliers of flavors and other important ingredients, Chr. Hansen teamed up with the customer's development department. This group identified the critical issues in the production process in relation to the individual ingredients as well as the total recipe. In this way optimal efficiency in the production process and unique end-products were ensured.

During the following year Chr. Hansen developed specific natural color formulations for each of the customer's existing products as well as for new ones under development. Based on the wide knowledge and experience from other projects it was possible to recommend the dosage ranges of the colors and how they should be pretreated.

As a result the customer was able to go directly into factory trials. This eliminated the need for pilot scale trials, a major saving in time, effort and money for all concerned.


Energee

Today thousands of Canadians use PROflora™ against imbalances in the intestinal system. From left: Robert Clermont, Territory Sales Manager, Wampole, Marie-Pascale Tremblay, naturopath, and Silvano Arnoldo, Sales Manager, Human Health, Chr. Hansen North America

Customer	≪ ≫	***Chr. Hansen***
Need	≪ ≫	*Identification/inspiration*
Commercial verification	≪ ≫	*Sales arguments/positioning*
Technical verification	≪ ≫	*Application centers, development groups*
Prestudies/trials	≪ ≫	*Pilot plants*
Upscale trials	≪ ≫	*Technical assistance*
Industrial process development	≪ ≫	*Application experts*
Purchase of product	≪ ≫	*Negotiations*
Certification/other legal aspects	≪ ≫	*Consultancy*
Production optimization	≪ ≫	*Application experts*
Production maintenance	≪ ≫	*Application experts*
Production development	≪ ≫	*Development centers*
Sales/marketing	≪ ≫	*Sales arguments/positioning*

Value all the way

Working with Chr. Hansen is a close partnership all the way through the value chain. In the project with Wampole we went through all the steps of the process, while other customers may need fewer steps. On the left the many steps that a customer typically goes through from the identification of a consumer need to the actual sale and marketing of his product. In the right column the various contributions that Chr. Hansen may be called upon to make in this process. Note that the purchase of a product from Chr. Hansen is not the end of the story. Prior to the actual purchase Chr. Hansen can contribute by making the customer aware of new markets, technical developments and pilot trials. Afterwards knowledge of application techniques may be required to ensure that production proceeds as smoothly and efficiently as possible. Only then can marketing and sales of the final food product commence.

FROM IDEA TO SUCCESSFUL LAUNCH OF NEW HEALTH-PROMOTING PRODUCT

What are probiotics?

Probiotics are naturally occurring, living microorganisms that exert health benefits.

How may probiotics benefit you?

- *Ensure a well-balanced gastrointestinal system*
- *Prevent and treat mild diarrhea in connection with traveling, stomach infections and use of antibiotics*
- *Enhance the immune system*
- *Improve lactose tolerance*

Creating innovation at Chr. Hansen's Application Centers

Working closely in a partnership with our customers is the forum where true innovation is created. An essential ingredient in this work is the application centers. Therefore we were proud to inaugurate Chr. Hansen's latest Application & Technology Center in Hørsholm (DK) in August 2002 where all the necessary competences and equipment are available under one roof. In order to meet customers' different application needs, the center offers state-of-the-art industry specific pilot equipment and trials can be run for products as different as cheese, fermented milks, beverage, margarine, prepared foods, confectionery and ice cream.

Wine as the customers want it

At Chr. Hansen's recently opened Winery & Application Center at Prades, near Montpellier in the south of France, top modern equipment is available to winemakers to conduct trials under realistic conditions. Here they can direct the final character of their products towards that demanded by the consumer with yeast and bacterial cultures specially developed and selected by Chr. Hansen.

Chr. Hansen's application centers are placed in different countries and focus on different types of food, but they have one thing in common: They allow customers to apply the latest technologies and receive the necessary advice to ensure that their products will be successful.

When Wampole, a Canadian leader in quality pharmaceutical and nutritional products, decided to add probiotics to its range, they chose Chr. Hansen as a partner.

Probiotics was a new type of product for Wampole, and therefore they relied on Chr. Hansen's expertise for the successful introduction of their new product to the market. "Wampole was strategically repositioning the company with greater focus on product quality and documentation," Silvano Arnoldo, Sales Manager, Human Health, North America, explains. One good opportunity was to offer Chr. Hansen's probiotic capsules as part of their dietary supplement line, PROflora™.

Complete documentation and good manufacturing process

"As a manufacturer of pharmaceutical products, Wampole realized the significance of the fact that our capsules are produced according to pharmaceutical good manufacturing practice, GMP," Silvano Arnoldo continues. The fact that Chr. Hansen was able to provide clinical documentation on the efficacy and tolerability of the product clinched the deal. Several clinical studies have documented the beneficial effect of Chr. Hansen's Probio-Tec® QUATRO-cap-4, most notably on gastrointestinal health including traveler's diarrhea and diarrhea associated with the use of antibiotics.

The customer buys more than a product

As Wampole was new to the probiotics market, it was obvious that the Chr. Hansen staff in North America were going to work closely with the new client to help bring its product, PROflora™, to market.

Based on the information Silvano Arnoldo supplied on the state and size of the market for probiotics and how they are sold, Wampole was able to make a detailed assessment of its own position based on product quality, features and price.

"At the same time we went through the specification and product information sheets from stability to the clinical documentation and health benefits," Silvano Arnoldo explains.

In contrast to the European market where the capsules are often sold in aluminum tubes, Wampole chose to use bottles as this type of packaging is used for all of their other products. "Wampole readily accepted our advice that they had to use glass bottles instead of plastic bottles, which are permeable to air and moisture and may have an adverse effect on the contents," says Silvano Arnoldo. As a result PROflora™ does not need refrigeration and has excellent stability in contrast to many other products on the market.

For the final packaging Wampole followed Chr. Hansen's recommendation to put the bottle in a box together with a leaflet with consumer-focused information.

Finally, the whole marketing staff at Chr. Hansen's Milwaukee office assisted Wampole in developing and designing promotional material targeted at pharmacists and the consumers. The marketing staff also assisted in developing the literature to be used by the Wampole sales representatives.

It doesn't stop there

Once the product was ready for the market, Silvano Arnoldo gave a presentation to the Wampole sales staff with suggestions on how to promote PROflora™ to pharmacists. He also talked to groups of pharmacists about the unique features and benefits of the product. As a result of the working partnership between Wampole and Chr. Hansen the product was successfully launched and has quickly gained a solid position in the Canadian pharmacy market segment. The two companies are still working together on future developments.



Chr. Hansen's 130 years of innovation and improvement of food and health:
Standardized rennet increases considerably the yield in cheese production making wholesome cheese available to millions of people.
Industrially produced dairy cultures can be used in pasteurized milk, which prevents spreading of diseases.
Freeze-dried cultures give consumers all over the world more variants of cheese and yoghurt.
A full range of natural colors and flavors makes it possible for consumers to follow the health trend focusing on natural ingredients in a large range of food products.
Chymosin produced by fermentation assures superior purity and high quality cheese at stable prices.
Standardized bacterial cultures give consumers a uniform, high quality and optimal food safety in meat products.
New probiotic dairy cultures with clinically documented health effects give consumers a new way of keeping their digestion and intestinal system in balance.
Probiotic cultures with documented effects are used in dietary supplements and pharmaceutical products.
The probiotic feed additive BioPlus 2B® provides the agricultural sector with an EU-approved natural alternative to antibiotic growth promoters.

Research is the firm foundation
on which Chr. Hansen's present and future success is built. Better health can be achieved with probiotic bacterial cultures that stabilize the microflora of the intestine. They can reduce the need for pharmaceuticals in both humans and animals. We are also investigating new sources of colors that offer health benefits like anthocyanin, which is found in grape skins and is believed to reduce cardiovascular diseases.

Nowhere though is Chr. Hansen's mission more apparent than in the work to identify bacterial strains with documented and safe functionality in terms of securing the final quality and safety in food products, and bacterial strains combating harmful pathogens (salmonella, listeria and others) in our food.

GENOMICS – A FASTER, MORE EFFICIENT ROUTE TO IMPROVING FOOD QUALITY AND SAFETY



"Genomics gives us a holistic view of bacteria," explains Peter Olesen, Executive Vice President, Research, Development & Application.

How can genomics help?
In the future, new understanding of the genes in food will provide new opportunities for the use of natural ingredients.

- ***Greater food safety*** *by control and elimination of harmful bacteria in food.*
- ***Less allergy*** *by finding and eliminating the exact genetic characteristics which lead to for instance milk allergy.*
- ***New products with health-giving effects*** *by applying the beneficial effect from yoghurt to other types of food, such as confectionery, cereals and prepared foods.*
- ***New health-giving effects.*** *Work is already being carried out with bacterial strains which reduce blood pressure and stimulate the immune system. It will be easier to discover and document other new health effects.*
- ***Improving existing health effects.*** *The beneficial effects of lactic acid bacteria can be mapped and utilized more effectively.*
- ***More cost-effective production*** *through more precise control of the fermentation processes.*

It is soon going to be possible to produce bacteria that will make food both healthier and safer thanks to genomics – the knowledge of all genes in an organism.

The genes in a bacterial strain with a required function can now be identified in a shorter time and at a much lower cost than by conventional methods. Genomics is, therefore, a much faster route to providing customers with exactly the value-added characteristics they need. At the same time screening can take place to ensure no undesirable properties are present.
This new tool offers a completely new way of studying and understanding how bacteria work. At present work is based on hypotheses that are tested and reveal a small detail of the cellular complexity as no more than one factor can be studied at a time in a bacterial strain. With genomics, events can all be viewed simultaneously.

Genomics provides a holistic view of bacteria
"Genomics gives us a holistic view of bacteria," explains Peter Olesen, Executive Vice President, Research, Development & Application.
The technique was introduced in the middle of the nineties and the number of genomes that have been cloned and sequenced was about 100 at the end of last year. Developments are now almost exponential as the total is expected to reach 170 this year. Chr. Hansen has waited as the pace has increased and Peter Olesen is convinced that the company has timed its entry into this field just right.
"We are in a position to harvest the knowledge that has accumulated. Many functional properties of the genomes are already known thanks to a decade of molecular genetics research. We know what other parts of the genomes will be of interest."

The big question is what is required
The essential thing is to know what knowledge is required and what it is required for. When talking about research, development and application in Chr. Hansen, Peter Olesen is always careful to emphasize the last word, application. Everything done there has to have an objective that eventually provides customers with added value and the consumer with higher quality food.
Ultimately it will be possible to develop new bacterial strains allowing applications to go well beyond those for which bacteria are used today. Clever use of the genomics toolbox for metabolic engineering can enable bacteria to have a double action. "This adds a new function to bacteria," Peter Olesen explains. Bacteria with probiotic activity or those used to develop flavors in cheese can also, for example, be given the capacity to destroy pathogenic microorganisms. Alternatively bacteria used for producing yoghurt or other fermented milk products can be given further probiotic characteristics – which may even be used in cheese.

Open and honest communication
"Eventually it may be possible to produce bacteria that help prevent allergies," Peter Olesen predicts. Looking further into the future he believes that genomics may also allow the production of bacteria that can either carry drugs into the digestive tract or even produce them in the digestive tract.
A very important thing for Peter Olesen is that Chr. Hansen will be open and honest and able to document everything that it does. This includes taking an active role in the public debate about gene modification: "Keeping quiet will get us nowhere." Of one thing he is absolutely certain, "This new technology gives us a good chance of fulfilling our vision and mission."




1) In general, I consider my job to be exciting and challenging
2) My opportunities to utilize my qualifications
3) The meaning of my current work
4) The cooperation with my immediate manager
5) The cooperation with my closest colleagues
6) The company's attitude towards its employees
0% 10% 20% 30% 40% 50% 60% 70% 80%

Dissatisfied 2001 Dissatisfied 2000
Neutral 2001 Neutral 2000
Satisfied 2001 Satisfied 2000

The employees answered each question on a scale from 0 to 9, where 0 was equivalent to "very dissatisfied" and 9 was equivalent to "very satisfied". The responses were then classified so that responses from 0 to 3 were equivalent to "dissatisfied", responses from 4 to 5 were equivalent to "neutral", and responses from 6 to 9 were equivalent to "satisfied".

Our employees are a key resource – and important stakeholders

People want to work for companies with values and attitudes they can identify with, and where they can work with inspiring and motivating colleagues and managers. In response to this, Chr. Hansen's main activity of the year was a large-scale management and employee-training program called "The Human Element", which, with a few exceptions, has now been completed for all managers and employees worldwide. The objective of the program is to strengthen the company through making participants aware of the most important parameters of successful teamwork: Open communication, active listening and insight into their own behavioral patterns and defense mechanisms.
Furthermore, "The Human Element" serves as a teambuilding process, as the managers join their teams for the employee-training section of the program, as well as attend the management-training section. The feedback on this program has been very positive.

Planning, Development and Teamwork – the PDT tool

In order to ensure alignment in terms of goals and objectives, each new fiscal year begins with a PDT meeting within each department, followed by individual PDT interviews. At the departmental PDT meeting, the manager sums up how the department can contribute to the overall strategic goals during the coming period, and the group then discusses how the goals can be broken down into specific targets for their particular team. The PDT interview subsequently takes place between the manager and each employee, and the aim is to define an annual plan for the employee. Furthermore, it is determined whether development of competency or special support from the manager will be necessary.
At least once a year, a performance interview is held where the employee's performance and behavior is evaluated in relation to the targets agreed upon and the five principles of good employeeship and good leadership.

The five principles

- Results
- Accountability
- Innovation
- Teamwork
- Communication

The 2001 employee satisfaction survey

A global decrease in employee satisfaction was recorded in 2001. However, the survey was carried out in September, which was four months after the comprehensive restructuring and trimming of the organization in April 2001. Thus, it is not surprising that the reaction to these changes is reflected in the ratings. The results have served as a basis for initiatives to further strengthen management quality and teamwork at all levels, both in day-to-day activities and in the many cross-organizational projects. Moreover, the existing tools for measuring employee satisfaction will be updated and simplified.


ALK-Abelló

The management of ALK-Abelló, Allergy Sector: Mikael Thinghuus, Jens Bager, Flemming Steen Jensen, Anders Hedegaard and Torbjørn Bjerke

Five-year financial highlights. ALK-Abelló – Allergy Sector

DKKm	1997/98	1998/99	1999/00	2000/01	2001/02
Net sales	736	762	844	945	**980**
EBITDA	149	153	125	69	**(7)**
EBITA	148	132	95	32	**(47)**
EBIT	147	131	92	29	**(50)**
Income from ordinary operations before tax	149	129	82	4	**(77)**
Average invested capital	268	347	532	665	**714**
ROAIC %, existing business	54.9	37.7	24.4	15.6	**15.3**
ROACE %, existing business	54.6	37.5	24.6	15.7	**15.4**
The year's depreciation excl. goodwill	1	21	30	37	**40**
Total employees at year-end	794	848	975	1,013	**1,018**

ALK-Abelló is the world's leading operator within allergy vaccines, and the only company that has clinical documentation of the curative effect of allergy vaccination. Over the past 5 years, ALK-Abelló has evolved from being a supplier of allergen extracts into a full-scale pharmaceutical company with a pipeline. Earnings from ALK-Abelló's existing business are expected to contribute significantly to the financing of the pipeline development.

Strategy. ALK-Abelló aims to profoundly renew the allergy treatment of the future by successfully commercializing the new vaccines in its pipeline. In recent years, ALK-Abelló's business has developed to a level where the sector is ready to stand on its own feet, also on the stock exchange. This has created a basis for a separate listing of ALK-Abelló, subject to continuing satisfactory developments in the pipeline and a satisfactory capital market.

Ambition – existing business. In the longer term, the ambition is a minimum of 5% organic growth in sales, an EBITA margin of 15% and a return on average invested capital (ROAIC) of 15%.

Ambition – pipeline. The ambition is to carry out the pipeline projects in accordance with the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached. The most important product from the pipeline, the sublingual tablet against grass allergy, is expected to be launched in 2005.

Risk factors

- Regulatory intervention in price formation on the principal markets
- Successful completion of the pipeline projects
- Comments on financial risks are included under the operating and financial review for the Group on page 27

Highlights of the year

- Positive developments in the pipeline: The sublingual tablet against grass allergy is expected to reach the market in 2005
- A Phase I-IIa clinical trial of the sublingual tablet against grass allergy is under completion
- A Phase II-III clinical trial of Alutard® SQ – injection-based vaccine against grass allergy – is under completion in the United Kingdom with a view to market launch in 2004
- Scientific documentation that treatment with Alutard® SQ grass prevents the development of asthma in children suffering from hay fever[1)]



Environment. *ALK-Abelló's production is generally clean, and volumes are small. The raw materials used are naturally occurring biological materials. In the production process, water, gas and electricity are used, and there is a minor consumption of organic solvents.*

[1)] *Published in "The Journal of Allergy and Clinical Immunology", Volume 109, No. 2, February 2002*

Income statement, September 1 - August 31

Q4 00/01	%	**Q4 01/02**	%	DKKm	**YTD 01/02**	%	YTD 00/01	%
202	100	**203**	100	**Net sales**	**980**	100	945	100
(100)	50	**(113)**	56	Cost of goods sold	**(414)**	42	(386)	41
102	50	**90**	44	**Gross income**	**566**	58	559	59
(36)	18	**(47)**	23	Research and development costs	**(213)**	22	(122)	13
(117)	58	**(102)**	50	Sales, marketing and administration expenses	**(400)**	41	(405)	43
(51)	(26)	**(59)**	(29)	**Income from primary operations before amortization of goodwill (EBITA)**	**(47)**	(5)	32	3
(1)	0	**(1)**	(1)	Amortization of goodwill	**(3)**	0	(3)	0
(52)	(26)	**(60)**	(30)	**Income from primary operations**	**(50)**	(5)	29	3
12	6	**11**	6	Depreciation incl. amortization of goodwill charged to the income statement	**43**	4	40	4
(40)	(20)	**(49)**	(24)	Income from primary operations before depreciation and amortization (EBITDA)	**(7)**	(1)	69	7
(10)	(5)	**(10)**	(5)	EBITA existing business	**112**	11	106	11
(42)		**(50)**		Pipeline costs	**(159)**		(74)	

Net sales


DKKm
1,200
1,000
800
600
400
200
0
97/98
98/99
99/00
00/01
01/02

- Sales increased by 4% to DKK 980 million, organic growth 5%
- EBITA for the existing business before restructuring costs in the United States increased from DKK 106 million to DKK 132 million
- Pipeline costs increased from DKK 74 million to DKK 159 million
- A restructuring of production facilities in the United States resulted in non-recurring costs of DKK 20 million
- EBITA for ALK-Abelló as a whole was a loss of DKK 47 million against an income of DKK 32 million last year

ALK-Abelló's scientifically and clinically documented allergy treament consists of subcutaneous injections of exactly the substances (allergens) to which the patient is allergic, for instance grass pollen. The patient's immune system is built up through a gradual increase of the doses, so that, at the end of the treatment, the patient no longer has an allergic reaction to the airborne allergens. If treatment starts early enough, it is often possible to prevent allergic hay fever from developing into asthma.

There are 3 main reasons why allergy vaccination is not more widely used than is the case, in spite of the clinically documented curative effect:

1. Diagnosing is complicated and there is a certain, although minor, risk of adverse side effects, and vaccine is therefore primarily administered by allergy specialists, which limits treatment capacity, as these are few in number. The combined number of allergy specialists in Europe and the United States is only about 12,500, whereas there are some 125,000 respiratory specialists and about 500,000 general practitioners.

2. Treatment is demanding for patients as it consists of about 40 subcutaneous injections administered by an allergy specialist over a 3-year period.

3. The awareness of the treatment is not yet sufficiently widespread among respiratory specialists and general practitioners, who therefore typically prescribe medicine of a symptom-relieving nature, which does not, however, affect the cause of the allergic reaction. Today, this type of medicine accounts for more than 96% of the market.

ALK-Abelló's R&D follows 2 parallel strategies: *One strategy* has an ambition of developing a rapidly dissolving tablet containing the standardized biological extracts used in the already approved Alutard® allergy vaccines. This vaccine could then be used for sublingual administration. This form of administration specifically targets the receptors in the oral cavity and the pharynx, as opposed to the existing treatment where vaccine is typically administered by subcutaneous injections. The new method of administration eliminates the inconvenience to patients caused by subcutaneous injection treatment.

The other strategy has an ambition of developing new active vaccines which are as effective as nature's biological extracts, but which have been modified using modern biotech methods, with the potential of reducing adverse side effects of treatment to a minimum.

The goals of both strategies are to improve treatment, thereby boosting market potential.

ALK-Abelló's pipeline consists of 7 new vaccines:

- 1 new injection-based vaccine, Alutard® SQ, against grass allergy aiming to open the UK market
- 4 new sublingual tablets for hay fever caused by grass, house dust mites, ragweed and birch pollen, the latter a mutated recombinant vaccine
- 2 new mutated recombinant vaccines for subcutaneous injection treatment of allergy to grass pollen and house dust mites, primarily to be used to treat asthma patients

PIPELINE



	Product specifications					*Status*	
Product type	*Active ingredient*	*Indication*	*Research*	*Preclinical*	*Phase I*	*Phase II*	*Phase III*
Subcutaneous, UK	*Biological grass allergen*	*Rhinitis**					
Tablet	*Biological grass allergen*	*Rhinitis**					
Tablet	*Biological house dust mite allergen*	*Rhinitis*/Asthma*					
Tablet	*Biological ragweed allergen*	*Rhinitis**					
Tablet	*Recombinant birch allergen*	*Rhinitis**					
Subcutaneous	*Recombinant grass allergen*	*Rhinitis*/Asthma*					
Subcutaneous	*Recombinant house dust mite allergen*	*Rhinitis*/Asthma*					

* *Rhinitis = Hay fever*

EBITA

DKKm	***01/02***	*00/01*
Existing business	***112***	*106*
EBITA % of sales	***11%***	*11%*
Pipeline	***(159)***	*(74)*
ALK-Abelló	***(47)***	*32*

Sector cash flow before financial items

DKKm	***01/02***	*00/01*
Income from primary operations	***(50)***	*29*
Depreciation and amortization	***43***	*40*
Change in working capital, adjustments, etc.	***3***	*2*
Sector cash flow from operating activities	***(4)***	*71*
*Gross investments**	***(61)***	*(98)*
Free cash flow before financial items	***(65)***	*(27)*

**) A share of Holding's investments in the sector is included in gross investments*

Average invested capital/ROAIC – existing business


DKKm
%
800
700
600
500
400
300
200
100
0
60
50
40
30
20
10
0
97/98
98/99
99/00
00/01
01/02

The Phase II-III clinical trial of the sublingual tablet against grass allergy will be completed in order to establish proof of concept, and the trial is expected to be completed by the end of 2003. The other clinical trials of tablets against house dust mites, ragweed and birch will not be initiated until the proof of concept for the treatment is available.

Net sales in ALK-Abelló increased by 4% to DKK 980 million. Exchange differences affected sales by minus 1%, and the organic growth rate was 5%. Organic growth in sales of allergy vaccines was 5%, consisting of 5% growth in sales of initial treatment kits and 6% growth in maintenance sales. Organic growth in sales of allergy vaccines was relatively high in Northern Europe, whereas sales growth rates in Southern Europe and the United States were relatively weak.

Restructuring costs. As stated in the Q3 2001/02 report, ALK-Abelló has investigated the potential of various improvement initiatives within the field of production as part of the continuing efforts to optimize profitability and the cash flow in the existing business. The investigation resulted in a consolidation of ALK-Abelló's US production facilities. In future all production will take place at the New York plant, while the center in Texas will handle distribution, sales, marketing and administration. In that connection, the staff was reduced by 40 persons, and impairment charges were taken on parts of inventories as the future product range was concurrently rationalized. The DKK 20 million non-recurring costs incurred in this respect were charged against income in Q4, which is the reason that gross income was lower in Q4 than in the same period last year.

EBITA for the existing business amounted to DKK 112 million against DKK 106 million in 2000/01. The existing business showed EBITA growth of 24% from DKK 106 million to DKK 132 million before restructuring costs in the United States of DKK 20 million. In 2001/02, Danish head office costs were re-allocated to the relevant cost centers. The comparative figures have been restated to reflect this change.

Pipeline costs amounted to DKK 159 million compared to DKK 74 million in 2000/01.

EBITA amounted to a loss of DKK 47 million against an income of DKK 32 million in 2000/01.

Amortization of goodwill amounted to DKK 3 million.

Income from primary operations amounted to a loss of DKK 50 million compared to an income of DKK 29 million in 2000/01.

Average invested capital amounted to DKK 714 million compared to DKK 665 million in 2000/01.

The cash flow from operating activities in the sector amounted to an outflow of DKK 4 million compared to an inflow of DKK 71 million in 2000/01.
Gross investments amounted to DKK 61 million compared to DKK 98 million in 2000/01. The free sector cash flow before financial items was an outflow of DKK 65 million against an outflow of DKK 27 million in 2000/01.

Outlook for 2002/03. For the fiscal year 2002/03, organic growth is expected to be 4 - 5% for the existing business, with similar sales growth measured in DKK. The EBITA margin is expected to continue to increase. Pipeline costs are expected to increase by approximately DKK 100 million to approximately DKK 250 million owing to the implementation of the costly Phase II-III clinical trials of the sublingual tablet against grass allergy.

Events after the end of the fiscal year. After the end of the fiscal year, an agreement has been signed with Schering-Plough, the world leader in allergy medicine, to collaborate in the development and marketing of ALK-Abelló's tablet-based allergy vaccines. Please see Chr. Hansen Group report, page 29.

A VALUE-DRIVEN COMPANY...



ALK-Abelló is undergoing an exciting development process. From its position as the world's leading supplier of allergy vaccines, with a long-standing scientific tradition and substantial sales, ALK-Abelló is focusing on leveraging an ambitious pipeline that has the potential to transform the market for allergy treatment and significantly expand the company's business.

Compared to many new biotech companies, ALK-Abelló's position is unique, since the company's own revenues can contribute significantly to financing the pipeline projects. ALK-Abelló's own classified production and distribution organization can bring new products to market as soon as their development and testing have been completed.

During this development process, it is vital to be able to attract the most competent and dedicated potential new employees, to retain experienced and valued colleagues, and to develop the entire team so as to ensure that ALK-Abelló always has the best-qualified employees in all relevant fields.



United
Generates synergies, inspires dialogue, and encourages the good humor of people who give and receive respect.



Progressive
Stimulates change, renews creativity, and secures the future prosperity of our company.



Trustworthy
Promotes honesty and earns trust, and is essential to the professionalism and integrity of our company – both internally and externally.



Focused
Powers our determination to achieve ambitious objectives and creates value in both financial and human terms.

ALK-Abelló's four values

When ALK-Abelló published its pipeline last year and announced its vision to cure allergy and revolutionize the market for allergy treatment, the need arose for a common platform from which to achieve these goals. To this end, ALK-Abelló has globally updated its core values.

ALK-Abelló's four values were identified by the employees as their collective appreciation of what the company stands for. In other words, the values were already present in the organization and needed only to be given a voice.

The employees have agreed on four values, each with its own unique significance, which together characterize the spirit of ALK-Abelló.

- *United*
- *Progressive*
- *Trustworthy*
- *Focused*

Success in attracting well-qualified employees

One of the clearest expressions of ALK-Abelló's successful development is the marked strengthening of its R&D activities. During the past two years R&D staff have increased by 33%, while the number of employees in production, sales & marketing and administration has remained by and large unchanged.

At the same time, the company has maintained high education, training and competency levels. Among ALK-Abelló's 93 academics in the R&D departments, 30% hold a PhD or higher degree.

ALK-Abelló is building up its professional competencies during a period of strong demand for qualified R&D specialists. ALK-Abelló is, nevertheless, able to attract the right employees because new employees identify easily with the company's vision and values.

Retaining employees through development

In 2000, ALK-Abelló conducted a global survey of employee satisfaction. The survey showed that employees are highly satisfied with the company, its products and image, and with their colleagues and working environment. On the other hand, career opportunities and conditions were pointed out as areas for potential improvement.

Since then, the company has twice conducted a global management development program, and is now focusing strongly on skills and career development. Moreover, ALK-Abelló has introduced a job rotation policy, which states that job rotation is a natural condition of employment that has great potential benefit for both the employee and the company. The employee is assured of new challenges and is motivated to stay with the company, while at the same time knowledge and experience are exchanged across departments.

Even more satisfied staff

The survey was repeated in 2002. The new figures show that the deliberate focus on career development and job rotation has borne fruit. Employees have become more satisfied in virtually every area; and a particular improvement can be seen in the level of satisfaction with career opportunities.

In parallel with this survey, a management evaluation program took place in Denmark in 2002, based on ALK-Abelló's four core values. The survey showed great satisfaction with managers: On a scale from 1 to 5, where 3 is "satisfactory" and 4 is "highly satisfactory", the managers of ALK-Abelló received an average rating of 3.8.

The employees' satisfaction



Job content
Workplace
Colleagues
Management
Image
Terms
Career
0 3 3.5 4 4.5 5 5.5 6 6.5 7 7.5
2000
2002

A scale from 0 to 9 was used. The value "0" means "very dissatisfied" while "9" means "very satisfied".

R&D staff at year-end



200
150
100
50
0
117
137
156
99/00
00/01
01/02

Focus on R&D



Laboratory assistants & Technicians 34%
Adm. 6%
Academics 60%

Focus on academics



Master degree 67%
PhDs 30%
PhD students 3%

Other employees at year-end

	99/00	00/01	01/02
Prod.	456	471	**452**
Sales	276	283	**277**
Admin.	126	122	**133**

R&D expenditure *(DKKm)*



250
200
150
100
50
0
99/00
00/01
01/02

Allergy has become a household disease

Approximately 25% of the population in the western world suffer from allergy, and regrettably, the number is increasing all the time. For instance, the Copenhagen Allergy Study[1] showed that the number of allergy sufferers in Copenhagen has increased by 20% in just 8 years.

By far the most common allergies are respiratory allergies to for instance pollens, house dust mites and animals, and they typically take the form of hay fever or the more serious condition of allergic asthma.

Allergy is an over-reaction by the body's immune defenses to the substance or substances to which the patient is allergic. Experts cannot explain why the number of allergy patients is growing, but believe there is a connection between our modern lifestyle and the prevalence of allergies.

"Every spring and summer I used to have a runny nose and runny eyes, and my face and throat would itch. I felt best indoors or out on the open sea.

Now, I have no problems being outdoors. I have no asthma, and my allergy is not as bad any more – I actually feel much better," says Kajsa Oskarsson of Umeå, Sweden.

Allergy vaccination is an effective treatment

Nonetheless, experts agree that the optimum allergy treatment is allergy vaccination combined with treatment of the symptoms and elimination of allergens. This is stated in the WHO's ARIA (Allergic Rhinitis and its Impact on Asthma) document, which was published in 2002 as a pocket guide to physicians and health care professionals all over the world.

Allergy vaccination is the only treatment that can impact the ability of the immune defenses to resist allergenic substances. Allergy vaccination has a documented effect in both the short and long term, and the treatment also helps to halve the risk of allergic hay fever developing into asthma[2]. ALK-Abelló is the world's leading producer of allergy vaccines – and the only one to be represented globally.

Growth in the market for allergy vaccination

The growing demand for treatment and the scientific recognition of ALK-Abelló's products create favorable conditions for the continuing expansion of the company's business.

Germany is ALK-Abelló's largest single market. The company has a very strong scientific profile in the German market and commands a key position as the largest supplier of allergy vaccines in the market. From this position, the company has promoted the evidence of a connection between allergy and asthma, and that allergy vaccination has a preventive effect in relation to asthma. These campaigns have been directed successfully at the existing target groups, as well as respiratory specialists, who make up an important new target group.

In Southern Europe, allergy specialists have received the development of shorter and more convenient treatment processes very positively. Even though ALK-Abelló is also the largest supplier of allergy vaccines in this region, there is still considerable growth potential for the company's products.

In Northern Europe, where ALK-Abelló is by far the largest supplier, the company has taken several initiatives to expand the market for allergy vaccination. Training campaigns targeting general practitioners have been initiated, and concepts have been developed in which specialists and general practitioners collaborate on the treatment of individual patients.

In the USA, ALK-Abelló is one of the leading suppliers. In this highly competitive market, ALK-Abelló focuses on providing information on the value of standardized products and harmonized treatment principles that have not yet been fully disseminated in the USA.

What are people allergic to?

(Percentage of the entire population in Western Europe and the USA)[3]


Pollens
House dust mites
Animals
Moulds
Foods
Insect venoms
0
2
4
6
8
10

[1] *Linneberg et al.: The prevalence of skin test positive allergic rhinitis in Danish adults: Two cross sectional surveys 8 years apart. The Copenhagen Allergy Study. Allergy 2000;55:767-773.*

[2] *Möller et al.: Pollen Immunotherapy Reduces the Development of Asthma in Children with Seasonal Rhinoconjunctivitis. Journal of Allergy and Clinical Immunology 2002;109:251-6.*

[3] *Prevalence of immediate-type allergy causing allergic rhinitis and asthma. Source: Henning Løwenstein, based on international epidemiological studies: "European Allergy White Paper" (The UCB Institute of Allergy 1997). Linneberg et al.: Journal of Allergy and Clinical Immunology 2000;106:247-52. Boulet et al.: Clinical & Experimental Allergy 1997;27:52-9. Spector: Journal of Allergy and Clinical Immunology 1997;99:773-80. Asthma and Allergy Foundation of America estimates. ALK-Abelló estimates.*



Allergy vaccination reduces the development of asthma

During Kajsa Oskarsson's childhood, she often had a runny nose, runny eyes and an itching face and throat every spring and summer. She feels much better now and, what is even more important, she has not developed asthma. Kajsa Oskarsson participated in the international PAT study, which showed that allergy vaccination halves the risk of hay fever developing into asthma.

A total of 208 children from Austria, Denmark, Finland, Germany, Norway and Sweden participated in the PAT study, and they all suffered from hay fever caused by allergy to pollens from grass and/or birch. After 3 years of treatment, 44% of the children who had not been vaccinated had developed asthma, while this was only the case for 24% of the children vaccinated against allergy. The vaccination also helped alleviate the symptoms of hay fever, so that their eyes, nose and lungs coped much better with the summer grass and birch pollen.

The PAT study was published in the highly reputed Journal of Allergy and Clinical Immunology. A total of 42 scientific articles on ALK-Abelló's products and/or written by ALK-Abelló employees have been published during the past fiscal year.

A COMPANY WITH AMBITIONS...

Almost 80 years' scientific tradition has given ALK-Abelló a deep understanding of the biological mechanisms of allergy, and especially of the terms of allergy patients' lives and the kind of treatment they hope to see in the future. On this basis ALK-Abelló has defined a number of development targets that are currently being fulfilled.

ALK-Abelló's R&D strategy

New delivery routes	*Injectables* ▹ *Sublingual tablets*	*Easier treatment*
		Even more effective and safe treatment
New active ingredients	*Biological allergens* ▹ *Recombinant allergens*	*Treatment of many more patients than today*

Easier treatment. ALK-Abelló has come a long way in the development of a type of vaccination based on a rapidly dissolvable tablet that is placed under the tongue (called sublingual treatment). In this project, ALK-Abelló collaborates with UK-based RP Scherer Ltd., which has developed a unique technology for the production of rapidly dissolvable tablets (for more information please visit www.rpscherer.com).
The tablet-based vaccine has important advantages compared to the existing treatment, which requires repeated visits to a specialist, who injects the vaccine under the patient's skin or administers it as sublingual drops. Patients can take the tablets themselves, and the dosage is far more exact than in the drop-based vaccine, which makes the treatment more effective.
ALK-Abelló is planning to develop tablet-based vaccines against the most common allergies. The first product is a tablet for grass allergy that contains the same standardized biological allergens as those currently used in Alutard® SQ, the company's approved and well-documented injection vaccine.
A Phase I-IIa clinical trial at the allergy clinic of the Copenhagen University Hospital (Rigshospitalet) is under completion. The grass tablet will later be subject to large-scale trials in the "Prograss" study, an international Phase II-III clinical trial that is described in greater detail on the opposite page.

Even more effective and safe treatment. ALK-Abelló is also working to improve the active ingredients in the company's allergy vaccines, which currently consist of naturally occurring proteins from e.g. pollens, house dust mites and animals – called allergens. The goal is to produce new recombinant allergens, which produce more effective vaccines with even fewer adverse side effects.
ALK-Abelló has built up a strong scientific platform within recombinant technology. To further stimulate the development process, the company collaborates with US-based Maxygen, Inc., one of the world leaders within genetic engineering technologies. Maxygen is an expert in enhancing the properties of proteins through the development of new, usable variants in record time (for more information, please visit www.maxygen.com).
The collaboration with Maxygen is planned to last until 2004, and the initial results already indicate that it will be possible to adjust the properties of the allergens in the desired direction.

Treatment of more patients. ALK-Abelló's R&D programs aim to meet both patients' and physicians' demands for safe, effective and convenient treatment. While traditional injection treatment may be considered to require considerable resources from physicians and patients, tablet-based vaccination can be prescribed by both specialists and general practitioners, and can be administered by patients themselves at home. This means that the treatment can be offered to millions of patients who would not otherwise be treated for their allergy.



Tablet against grass allergy to be tested in Europe

A large number of patients from several European countries and Canada are participating in the "Prograss" study, a Phase II-III clinical trial to measure the effect and safety of ALK-Abelló's coming tablet-based vaccination treatment for grass allergy.
The study is based on a sophisticated internet-based data collection system that is far more precise than traditional, paper-based diaries. All patients are equipped with a small hand-held computer, which asks them questions every day about their symptoms, medication and general well-being. Their answers are transferred via telephone to the study database, thereby enabling doctors to monitor patient well-being from their own computers.
The "Prograss" study takes place during the 2002 and 2003 pollen seasons. During the first season, the patients did not take grass tablets but merely registered their symptoms and other use of medication. In the 2003 season, the grass tablets will be compared with a placebo.
"Prograss" is to form the basis for the registration of the grass pollen tablets in Europe and is thus a major step towards realizing the visions from ALK-Abelló's pipeline. The tablets are scheduled for launch in 2005.



Strategy. The Chr. Hansen Group comprises two business areas, each with its own value creation profile. The Chr. Hansen Group wishes to create the greatest possible shareholder value by maximizing the value of each of the two business areas.

The Ingredients Sector is a business with stable growth potential which creates value by generating a satisfactory return on average invested capital.

In the longer term, Chr. Hansen Holding wants to be pure play within food ingredients.

The Allergy Sector, ALK-Abelló, is a biopharmaceutical business with stable growth potential in the existing business and a strong growth potential in the pipeline. In the existing business, value is created by generating a satisfactory return on average invested capital. In the pipeline, value is created by completing the development projects within the milestones set.

Chr. Hansen Holding has matured the two business areas, and they are now both ready to stand on their own feet, also on the stock exchange. This has created a basis for a separate listing of ALK-Abelló, subject to continuing satisfactory developments in the pipeline and a satisfactory capital market.

Ambition. The cash flow from the existing business in ALK-Abelló is to contribute significantly to the financing of the pipeline development. In the Ingredients Sector, the continuing positive free cash flow must be able to cover the net financing requirement in ALK-Abelló.

Financial risks. As a result of the Chr. Hansen Group's global operations, the Group has a number of financial risks, including foreign exchange, interest rate, liquidity, credit and price risks, in particular as a result of fluctuations in the financial markets. The most important of those risks are monitored at head office and are managed according to policies approved by the Board of Directors. The objective is to reduce the financial risks.

Foreign exchange rate exposure. The main impact comes from exchange rate fluctuations as the Group has operations in a large number of countries, and the vast majority of the products produced in Denmark are sold abroad. The greatest exposure is to the EUR, the USD and USD-related currencies, and one of the tools to manage the currency risk is forward exchange contracts based on the coming 12 months' net inflows in foreign currencies. Due to our Ingredients Sector operations in South America, we are continuously exposed to exchange rate fluctuations in these countries. The Group's foreign exchange exposure is to a certain extent limited by matching of Group assets, liabilities and costs to the geographic sales mix. The Ingredients Sector is particularly sensitive to fluctuations in exchange rates, as a 1% change in the average exchange rate would, everything else being equal, change the Ingredients Sector's EBITA by approximately 2%.

The mix of the Group's interest-bearing debt is approximately one-third each in DKK, USD and EUR.

Liquidity risk. The Group's net interest-bearing debt at August 31, 2002 was DKK 2,314 million, which was reduced by DKK 340 million during the year. Financing is contracted at head office level on the basis of each individual company's liquidity requirements, and efforts are being made to reduce the number of local banks and increase centralized financing.

The interest rate exposure is related especially to the Group's interest-bearing liabilities. The Group's policy for its interest rate exposure is to have the average interest duration in the medium-term part of the yield curve, or about 3 - 5 years, and that about half the Group's debt should be at floating rates. As at August 31, 2002, the Group's average interest duration was 3 - 4 years. A change of 1 p.p. in the average interest rate on the Group's net interest-bearing debt would affect net income before tax by DKK 6 million in the coming 12-month period.

Credit risk in connection with cash and cash equivalents as well as derivatives is handled by only using derivatives with satisfactory creditworthiness. Trade accounts receivable are monitored closely at the local level and are distributed on a number of markets and customers. This credit risk is not considered to be unusual. In Argentina and Brazil, trade accounts receivable only amounted to DKK 29 million.

Price risk. The Group buys a number of different raw materials and products in many different countries. The prices of certain raw materials such as calf and ox stomachs, which are used to produce animal rennet, and natural raw materials for the production of natural colors may fluctuate widely from season to season, and the competitive situation sometimes prevents us from including these price increases in our selling prices. It is Group policy, wherever relevant, to incorporate re-negotiation clauses in contracts with customers and suppliers with respect to increases in the prices of important raw materials.

Reliability of supply. It is Group policy to secure, to the widest possible extent, the supply of critical raw materials for production and of finished products for resale to our customers. We do this by forming partnerships and concluding agreements with different suppliers of critical raw materials from a number of countries or geographic areas to ensure risk diversification. We seek reliability of supply to our customers to the widest possible extent through production of our principal products at several different factory sites and through global co-ordination, wherever relevant.

Litigation. As previously stated in our announcement no. 9 in 2000/01 to the Copenhagen Stock Exchange and in our annual report for the year ended August 31, 2001 and now updated in note 28 in the annual report for the year ended August 31, 2002, a Serbian arbitration court has made an award ordering Chr. Hansen to pay a total of DKK 53 million including pre-judgment interest to a former Serbian business partner. The former business partner has submitted the award for execution through la Cour d'Appel de Paris, France. Chr. Hansen rejects the claim, among other things because of disregard of fundamental requirements to due process protection and serious procedural mistakes during the arbitration proceedings in Serbia. The case will be heard by the French court in early 2003. No liability has been recognized to cover any payments that may have to be made other than for the expected legal costs.

Accounting policies. The accounting policies have been changed in consequence of the new Danish Financial Statements Act. The changes and the consequences of the changes are discussed under "Accounting policies" on page 36.

Income statement, balance sheet and cash flow

Below is a financial review of the income statement, balance sheet and cash flow statement for the Chr. Hansen Group as a whole. Detailed reviews for Chr. Hansen and ALK-Abelló are given on pages 3 and 15, respectively.

Net financial expenses amounted to DKK 134 million against DKK 160 million in 2000/01. This brought income from ordinary operations before tax to DKK 173 million, against DKK 40 million in 2000/01 compared to the forecast of DKK 150 - 160 million.

Tax on the year's income amounted to DKK 91 million, corresponding to a tax rate of 53%. The tax rate was high because a significant part of goodwill amortization is not tax deductible; if adjusted for this factor, the tax rate would have been 43%.

This brought the Chr. Hansen Group's net income including minority interests to DKK 82 million, compared to a loss of DKK 9 million in 2000/01. Net income attributable to Chr. Hansen Holding was DKK 49 million after deduction of minority stockholders' share of the results of subsidiaries in the amount of DKK 33 million. The Board of Directors proposes a distribution of the net income as shown in table 2 to the right.

The assets on the balance sheet have been reviewed for each segment. The assets of the Chr. Hansen Group totaled DKK 5,388 million, of which DKK 3,396 million were fixed assets and DKK 1,992 million were current assets. Invested capital amounted to DKK 4,329 million, and average invested capital was DKK 4,560 million.

Liabilities totaled DKK 3,217 million compared to DKK 3,475 million in 2000/01, of which DKK 1,964 million were long-term liabilities and DKK 1,253 million were current liabilities. Provisions amounted to DKK 152 million compared to DKK 265 million in 2000/01. Equity amounted to DKK 1,977 million compared to DKK 2,115 million in 2000/01. The reduction in equity is shown in table 3. Equity was reduced by exchange rate adjustments totaling DKK 161 million. Out of this amount, DKK 84 million were attributable to currency devaluation in Argentina, while the rest of the adjustments was primarily attributable to subsidiaries in the United States and Brazil.

Table 1
Income from primary operations (EBIT)

Chr. Hansen	*349 DKKm*
ALK-Abelló	*(50) DKKm*
Holding/eliminations	*4 DKKm*
Chr. Hansen Group	*303 DKKm*

Table 2
Distribution of net income

◦ *Dividend to stockholders, 20% of capital stock at August 31, 2002 = DKK 2.00 per share*	*20 DKKm*
◦ *Reserve for net revaluation according to the equity method*	*(44) DKKm*
◦ *Other reserves*	*73 DKKm*
Total	*49 DKKm*

Net sales by geographical segments


Denmark
Europe (excl. Denmark)
North America
Other markets
1.6%
13.8%
34.8%
49.8%

Table 3
Reduction in equity:

◦ *Accounting policy changes*	*(2) DKKm*
◦ *Net income for the year*	*49 DKKm*
◦ *Exchange rate adjustments*	*(161) DKKm*
◦ *Hedges of future transactions*	*(4) DKKm*
◦ *Dividend to stockholders of Chr. Hansen Holding A/S*	*(20) DKKm*
Total reduction in equity	*(138) DKKm*

Table 4
Cash flow

DKKm	***01/02***	*00/01*
Income from primary operations	***303***	*272*
Depreciation and amortization	***306***	*311*
Change in working capital, adjustments, etc.	***183***	*(90)*
Paid non-recurring costs, interest and tax	***(237)***	*(246)*
Cash flow from operating activies	***555***	*247*
Investments	***(226)***	*(354)*
Free cash flow	***329***	*(107)*

Table 5
Investments

DKKm	***01/02***	*00/01*
Gross investments in:		
Chr. Hansen	***236***	*281*
ALK-Abelló	***61***	*98*
Total gross investments	***297***	*379*
Disposals, etc.	***(71)***	*(25)*
Investments	***226***	*354*

Net interest-bearing debt was reduced by DKK 340 million during the year from DKK 2,654 million to DKK 2,314 million.

The cash flow has been reviewed for each segment. The Chr. Hansen Group's cash flow from operating activities rose by DKK 308 million, primarily as a result of reductions of working capital following the implementation of new IT systems.
The investments, which totaled DKK 226 million, are shown in table 5.
Investments in the 2002/03 fiscal year are expected to amount to DKK 300 - 350 million.
The free cash flow amounted to DKK 329 million, which, as a result of improved working capital management and the lower investment level, resulted in a DKK 436 million improvement compared to the level in 2000/01.
Cash and cash equivalents amounted to DKK 223 million compared to DKK 178 million in 2000/01.

A note of thanks to our staff. The Board of Directors and Corporate Management wish to thank the entire staff of the Group for their strong efforts and dedication during the past year – a year characterized by a high level of activity.

Events after the end of the fiscal year. After the end of the fiscal year, an agreement has been signed with Schering-Plough, the world leader in allergy medicine, to collaborate in the development and marketing of ALK-Abelló's tablet-based allergy vaccines. Schering-Plough will pay ALK-Abelló approximately USD 6 million as a contribution to the extensive Phase II-III clinical trials for the tablet-based vaccine against grass allergy. The clinical trials are planned to take place next year in Europe and Canada. The payment also covers an option for Schering-Plough to participate in the further development and marketing of the products against grass allergy and all other non-injectable allergy products in ALK-Abelló's pipeline.
At the conclusion of the Phase II-III clinical trials – scheduled for year-end 2003 – Schering-Plough has an option to acquire exclusive rights to participate in the further development and marketing of all existing and future non-injectable allergy products in ALK-Abelló's pipeline. If Schering-Plough exercises the option, ALK-Abelló could receive up-front payments and milestone payments totaling USD 125 million for the first 4 products developed under the agreement.

After exercise of the option, Schering-Plough will also assume the majority of development costs relating to the above mentioned products, and pay royalties to ALK-Abelló, when the products are commercialized. Schering-Plough will obtain exclusive sales and marketing rights outside Europe, while Schering-Plough will cooperate with ALK-Abelló in most European markets. In the Nordic and Baltic countries, ALK-Abelló will maintain exclusive rights to sales and marketing.

Balance sheet DKKm


Assets
0
1,000
2,000
3,000
4,000
5,000
5,388
Fixed assets
Inventories
Receivables
Cash
Equity, provisions and liabilities
0
1,000
2,000
3,000
4,000
5,000
5,388
Equity
Minority stockholders
Provisions
Long-term liabilities
Current liabilities



The Chr. Hansen Group's outlook for 2002/03

Assumptions. A stabilization of the global economy and interest rates and exchange rates at the levels prevailing at the beginning of the year, including an exchange rate of USD 1 = DKK 7.55.

Sales. Our target is organ c sales growth of 5%.

Income before tax. The forecasts of EBITA are commented on under each sector. Goodwill and financial expenses are expected to be at the same level as in 2001/02. We expect consolidated income before tax to be DKK 140 - 150 million, as the increase in EBITA for Chr. Hansen and ALK-Abelló's existing business is not expected to fully offset the higher pipeline costs in ALK-Abelló.

We expect net interest-bearing debt to remain unchanged in 2002/03.

Forward-looking statements

This annual report contains forward-looking statements regarding expectations to future developments, in particular future sales and operating efficiencies. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause the actual developments and results to differ materially from the expectations contained in the annual report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

The annual report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes and in case of any discrepancy the Danish wording shall be applicable.

Value creation for our stockholders. It is the ambition of Chr. Hansen Holding A/S to generate long-term and stable returns for our stockholders by way of increases of our share price and distribution of dividends.

The value creation process in Chr. Hansen differs from the process in ALK-Abelló. In Chr. Hansen the ambition in the longer term is to generate a return on average invested capital (ROAIC) of 15%.

The value in ALK-Abelló consists of the sum of the value of the existing business and the value of the pipeline: The development of an attractive portfolio of pipeline projects. In the existing business, the ambition in the longer term is to generate a return on average invested capital (ROAIC) of 15%. For the pipeline, the ambition is to carry out the pipeline projects in accordance with the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached.

The Chr. Hansen Group has developed its two business areas to a level where they are both ready to stand on their own feet, also on the stock exchange. Thus, the foundation has been established for creating shareholder value in the form of potential separate listings of Chr. Hansen and ALK-Abelló.

Corporate governance. In December 2001, the Nørby Committee made a number of recommendations for good corporate governance in Denmark. The Board of Directors and Corporate Management have discussed the recommendations of the Nørby Committee during the course of the fiscal year. The company already follows most of the recommendations, and developments in practice in this field will be evaluated regularly.

Chr. Hansen Holding's stock is divided into A and B shares. Each A share carries 10 votes, and each B share carries 1 vote. LFI A/S holds more than 99% of the A shares and 35% of the total capital stock. Through its ownership of A and B shares, LFI A/S holds 64% of the votes. One of the recommendations by the Nørby Committee is that companies with different share classes should consider whether this division is appropriate. Chr. Hansen Holding believes that the existing ownership structure has been and will continue to be appropriate in the context of the company's long-term development.

The Board of Directors of Chr. Hansen Holding has 9 members, 6 of whom are elected by the stockholders at the Annual Meeting of Stockholders and the remaining 3 by the company's employees. Each board member has international experience and is highly competent in the Group's business areas. The Nørby Committee recommends that a board member should retire during the year in which he or she turns 70, that board members should not be elected for terms longer than 3 years, and that board members elected by the stockholders at the annual meeting should not be elected or re-elected for terms of more than 9 years. The Board of Directors intends to propose a resolution at the Annual Meeting of Stockholders to be held on December 17 this year to lower the age limit for board members to 70. If this change is adopted, the Chr. Hansen Group will only deviate from the recommendations of the Nørby Committee in one respect: That board members can be re-elected for terms of more than 9 years.

The Board meets 7 times a year, including a 2-day seminar with a focus on strategy and R&D. Further meetings are held as and when needed. It is the primary responsibility of the Board to define the strategic framework for the activities of the different business areas and to maintain a constructive dialogue with the Corporate Management regarding the implementation of the strategies laid down.

Turnover and price performance. The volume of B shares in Chr. Hansen traded during the year was approximately 2 million shares, and the market value was approximately DKK 475 million.

At the end of August 2002, the price per share was DKK 233, equivalent to a market capitalization of the company's B shares of approximately DKK 2.1 billion.

In order to assess the price performance of Chr. Hansen Holding's shares relative to a comparable group of shares, we have established 2 peer group indices. The indices consist of the weighted price performance of listed companies operating within related markets and products. On the one hand, there is a food ingredients peer group with the following companies: Danisco, Degussa, DSM, Givaudan, IFF, Kerry Group, McCormick, Rhodia and Sensient Technologies. On the other hand, there is a peer group for ALK-Abelló, which consists of shares in Danske Securities' Nordic Biotech Index.

Capital stock and stockholders. The size and composition of the company's capital stock are the same as last year and was DKK 101,283,600 as at August 31, 2002, of which A shares accounted for DKK 9,207,600 (920,760 shares), and B shares accounted for DKK 92,076,000 (9,207,600 shares). Each A share carries 10 votes, and each B share carries 1 vote.

As at August 31, 2002, Chr. Hansen Holding had 5,702 registered stockholders, representing just over 83% of the capital stock, of which 6.2% is held by foreign investors. Management believes that a significant proportion of the remaining 17% of the capital stock not registered in the name of holders is held by foreign investors.

	Capital stock	Votes
LFI A/S	35%	64%
5 pension funds	25%	14%
Others	40%	22%

3 stockholders are subject to the disclosure requirements of sections 28a and 28b of the Danish Companies Act:

- LFI A/S, Hellerup: 35.2% of the capital stock divided into A shares with a nominal value of DKK 9,194,900 and B shares with a nominal value of DKK 26,491,300
- The Danish Labour Market Supplementary Pension Fund (ATP), Hillerød: 10.7% of the capital stock
- LD Pensions, Copenhagen: 10.1% of the capital stock

Chr. Hansen Holding has issued employee shares at a discount to the market price 7 times since the flotation in 1979, most recently in the spring of 1999. Employee shares are considered an important tool to attract and retain qualified employees. At the Extraordinary Meeting of Stockholders held on February 29, 2000, the Board of Directors was authorized to make one or more increases of the capital stock by up to 30% over a 5-year period.

Dividends. The Board of Directors intends to recommend to the coming Annual Meeting of Stockholders to be held on December 17, 2002 that dividend be paid at the same level as last year, i.e. DKK 2 per share of DKK 10, equivalent to 20% of the nominal capital stock. Dividends will be paid out on December 23, 2002.

Investor relations and communications. The Chr. Hansen Group wishes to maintain an open and reliable dialogue and a high service level for investors, analysts and the press in order to give the share market the best possible information to price the shares – always respecting the Rules of Ethics of the Copenhagen Stock Exchange.

Our stockholder magazine – Insight – is published 3 times a year and is sent to all registered stockholders, analysts, and the press. Regular meetings are held with investors, analysts, and the press. In 2001/02, presentations were held in Amsterdam, Brussels, Copenhagen, Edinburgh, Frankfurt, London, Moscow, Paris, San Diego, Stockholm and Zurich.

Investors, analysts and the press are welcome to contact us regarding the Chr. Hansen Group and the Group's business areas.

Jan Honoré, VP, Corporate Development & Communication
Tel: +45 4574 7110
Mobile: +45 2088 7550
E-mail: investor@dk.chr-hansen.com
Fax: +45 4574 8888

For further information, please visit the Chr. Hansen Group's web site at www.chr-hansen.com, which contains relevant investor presentations, financial statements, announcements to the Copenhagen Stock Exchange, the day's share price, and information on the Group's products.

Financial calendar 2002/03

Annual Meeting of Stockholders	
Bøge Allé 10-12, DK-2970 Hørsholm	December 17, 2002
Dividends	
Distribution of dividend for 2001/02	December 23, 2002
Financial reports	
Q1 2002/03	January 30, 2003
Q2 2002/03	April 30, 2003
Q3 2002/03	week 27, 2003
Q4 2002/03	week 47, 2003
Insight stockholder magazine	
Q1 2002/03	mid-February 2003
Q2 2002/03	mid-May 2003
Q3 2002/03	end August 2003
Annual Report 2002/03	end November 2003


300
270
240
210
180
150
Sept. 01
Nov. 01
Jan. 02
March 02
May 02
July 02
Chr. Hansen Holding
Ingredients Peers


300
270
240
210
180
150
Sept. 01
Nov. 01
Jan. 02
March 02
May 02
July 02
Chr. Hansen Holding
Nordic Biotech Index

Announcements to the Copenhagen Stock Exchange

Fiscal year ended August 31, 2002:

1.	Release date of Annual Report for 2000/01 for the Chr. Hansen Group, Press Meeting and Meeting of Analysts	October 24, 2001
2.	ALK-Abelló to commence clinical testing of tablet vaccine against grass allergy earlier than expected	November 5, 2001
3.	Annual Report 2000/01 for the Chr. Hansen Group and Chr. Hansen Holding A/S	November 8, 2001
4.	Report on the Annual Meeting of Stockholders of Chr. Hansen Holding A/S held on December 13, 2001	December 13, 2001
5.	Release date of Quarterly Report (Q1) for 2001/02 for the Chr. Hansen Group, Press Meeting and Meeting of Analysts	January 16, 2002
6.	Quarterly Report (Q1) 2001/02 for the Chr. Hansen Group and Chr. Hansen Holding A/S	January 24, 2002
7.	Release date of Six Month Report 2001/02 for the Chr. Hansen Group, Press Meeting and Meeting of Analysts	April 18, 2002
8.	Six Month Report 2001/02 for the Chr. Hansen Group and Chr. Hansen Holding A/S	April 29, 2002
9.	Release date of Quarterly Report (Q3) 2001/02 for the Chr. Hansen Group and Meeting of Investors and Analysts	June 26, 2002
10.	Quarterly Report (Q3) 2001/02 for the Chr. Hansen Group and Chr. Hansen Holding A/S	July 5, 2002
11.	Novozymes and Chr. Hansen form strategic alliance	August 26, 2002

After the end of the fiscal year:

1.	The Chr. Hansen Group's Allergy Sector, ALK-Abelló, in partnership with Schering-Plough	October 23, 2002
2.	Release date of Annual Report 2001/02 for the Chr. Hansen Group and Meeting of Analysts	November 4, 2002
3.	Highlights of Annual Report 2001/02 - Chr. Hansen Group and Chr. Hansen Holding A/S	November 13, 2002
4.	Annual Report 2001/02 for the Chr. Hansen Group and Chr. Hansen Holding A/S	November 13, 2002

Analysts

Stockbroker	Analyst	Telephone	E-mail
Alfred Berg Bank	Jesper Breitenstein	+45 33 96 10 00	jesper.breitenstein@alfredberg.dk
Alfred Berg Bank	Poul Lykkesfeldt	+45 33 96 10 00	poul.lykkesfeldt@alfredberg.dk
Alm. Brand Børs	Michael Drøscher Jørgensen	+45 33 30 70 32	michael.droescher.joergensen@almbrand-bank.dk
CAI Cheuvreux Nordic	Frans Høyer	+44 207 621 5100	fhoyer@indocdv.com
Carnegie Danmark	Julie Quist Johansen	+45 32 88 02 00	jquist@carnegie.dk
Danske Securities	Peter Kondrup	+45 33 64 90 00	peter.kondrup@danskesecurities.com
Enskilda Securities	Hans Gregersen	+45 36 97 70 00	hans.gregersen@enskilda.dk
Gudme Raaschou	Hanne Hillman	+45 33 44 90 00	hlh@gr.dk
Jyske Bank	Ulla Mouritsen	+45 89 22 22 22	um@jyskebank.dk
Nordea Securities	Stig Frederiksen	+45 33 33 33 33	stig.frederiksen@nordeasecurities.com
Nordea Securities	Henrik D. Simonsen	+45 33 33 33 33	henrik.d.simonsen@nordeasecurities.com
Nykredit Bank A/S	Allan S. Kern, sales analyst	+45 33 42 18 00	ask@nykredit.dk
Sydbank A/S	Brian Kirk	+45 33 69 78 00	brki@sydbank.dk



Board of Directors: Arne V. Jensen, Knud Striib Nielsen, Steen Engel, Sven Dyrløv Madsen, Niels Johansen, Jørgen Worning, Karsten Egelund, Eva Stenby and Nils Axelsen

The following information has been provided on offices held in other Danish public limited companies by the members of the Board of Directors and Corporate Management of Chr. Hansen Holding A/S:

Board of Directors:

Sven Dyrløv Madsen (67),
Chairman
Arvid Nilsson A/S
Dako A/S, Vice Chairman
Denerco Oil A/S
Eurofins Danmark A/S, Chairman
H. Lundbeck A/S
Lundbeckfonden, Chairman
LFI A/S, Chairman
Scandlines A/S, Vice Chairman
ØK A/S

Karsten Egelund (55),
Vice Chairman
Pres. & CEO of Schulstad A/S
Chr. Augustinus Fabrikker A/S
Kelsen Bisca A/S, Chairman
Lundbeckfonden
LFI A/S
Skandinavisk Holding A/S
Skandinavisk Tobakskompagni A/S

Nils Axelsen (60)
Lundbeckfonden
LFI A/S

Steen Engel (72)

Arne V. Jensen (69)
H. Lundbeck, Chairman
Lundbeckfonden, Vice Chairman
LFI A/S, Vice Chairman
Rockwool International A/S, Chairman

Jørgen Worning (62)
Bang & Olufsen A/S, Chairman
FLS Industries A/S, Chairman

Niels Johansen* (42)

Knud Striib Nielsen* (42)

Eva Stenby* (36)

* Employee elected

Corporate Management:

Erik Sørensen (58),
Pres. & CEO
ISS-International Service System A/S, Vice Chairman
Maersk Medical A/S

Jens Bager (43)
Lars V. Frederiksen (44)
Leif Nørgaard (47)
Peter Olesen (56)
Hans Thorkilgaard (42)

Independent auditors:
Deloitte & Touche
Statsautoriseret
Revisionsaktieselskab

KPMG C. Jespersen

Registrar and transfer agent:
Danske Bank A/S
Securities Registration
2-12 Holmens Kanal
DK-1092 Copenhagen K

Shareholdings in
Chr. Hansen Holding A/S
The members of the Board of Directors hold a total of 6,743 B shares and the Corporate Management holds a total of 11,528 B shares. Other persons subject to the company's insider rules hold a total of 5,066 B shares.

ADOPTION OF THE ANNUAL REPORT BY THE BOARD OF DIRECTORS AND THE CORPORATE MANAGEMENT AND AUDITORS' REPORT

ADOPTION OF THE ANNUAL REPORT BY THE BOARD OF DIRECTORS AND THE CORPORATE MANAGEMENT

The Board of Directors and the Corporate Management of Chr. Hansen Holding A/S today considered and adopted the annual report for the fiscal year ended August 31, 2002. The annual report is presented in accordance with Danish accounting legislation, Danish accounting standards and the Copenhagen Stock Exchange regulations on the presentation of financial statements. The directors' report fairly describes the company's activities, position and outlook. We consider the accounting policies to be adequate, to the effect that the financial statements of the Group and the Parent Company fairly present the Group's and the Parent Company's assets, liabilities, financial position, results of operations and cash flows. We recommend that the annual report be adopted by the Annual Meeting of Stockholders.

Hørsholm, November 13, 2002

Corporate Management

Erik Sørensen President & CEO	Jens Bager	Lars V. Frederiksen	Leif Nørgaard	Peter Olesen	Hans Thorkilgaard

Board of Directors

Sven Dyrløv Madsen Chairman	Karsten Egelund Vice Chairman	Nils Axelsen	Steen Engel	
Arne V. Jensen	Niels Johansen	Knud Striib Nielsen	Eva Stenby	Jørgen Worning

AUDITORS' REPORT

To the stockholders of Chr. Hansen Holding A/S

We have audited the annual report of the Chr. Hansen Group and Chr. Hansen Holding A/S for the fiscal year September 1, 2001 - August 31, 2002. The annual report is the responsibility of the Company's Board of Directors and Corporate Management. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the directors' report, the accounting policies used and significant estimates made by the Board of Directors and Corporate Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the Parent Company's financial position at August 31, 2002 and of the results of the Group's and the Parent Company's operations and the consolidated cash flows for the fiscal year September 1, 2001 - August 31, 2002 in accordance with the Danish Financial Statements Act and Danish Accounting Standards.

Hørsholm, November 13, 2002

Deloitte & Touche Statsautoriseret Revisionsaktieselskab		KPMG C. Jespersen
Stig Enevoldsen State Authorized Public Accountant	Jens Rudkjær State Authorized Public Accountant	Lars Andersen State Authorized Public Accountant

BASIS OF PRESENTATION

The annual report of Chr. Hansen Holding A/S and the Chr. Hansen Group has been prepared in accordance with the provisions of the Danish Financial Statements Act of June 7, 2001 (class D), Danish accounting standards and the Copenhagen Stock Exchange regulations on the presentation of financial statements by listed companies. The annual report and all issued Danish accounting standards are fully implemented already in this annual report.

Accounting policy changes. The following changes have been made to the accounting policies as a consequence of the new Financial Statements Act:

◦ Mortgage loans are recognized at amortized cost. Mortgage loans were formerly recognized at the nominal principal outstanding, and any capital losses incurred when obtaining the loans were capitalized and amortized over the terms of the loans. Capital losses on former loans arising in connection with refinancing were also capitalized and amortized over the terms of the new loans. Under the new accounting policies, capital losses on former loans are not recognized in the balance sheet. The effect of this change in policy was an increase in income before tax as well as net income for the year of DKK 2 million (DKK 2 million in 2000/2001). Prepayments and deferred charges (assets) and equity as at August 31, 2002 were reduced by DKK 23 million (DKK 25 million as at August 31, 2001).

◦ Proposed dividends are recognized as a separate line item under equity until adopted at the annual meeting of stockholders, after which they are recognized as a liability. Proposed dividends were formerly recognized as a current liability. This change has resulted in an increase in equity as at August 31, 2002 of DKK 20 million (DKK 20 million as at August 31, 2001) and a corresponding reduction in current liabilities.

◦ Derivative financial instruments are measured at fair value and recognized under miscellaneous receivables and miscellaneous payables, respectively. However, changes in the value of the hedging instrument are recognized directly in equity until the hedged item is realized if the derivative financial instruments hedge future transactions. Previously, the value of derivative financial instruments used to hedge future transactions was not recognized in the balance sheet. This change resulted in a reduction in equity as at August 31, 2002 of DKK 1 million (increase of DKK 3 million as at August 31, 2001) and an increase of other receivables and other liabilities of DKK 12 million and DKK 16 million respectively (DKK 4 million and DKK 0 respectively as at August 31, 2001).

The comparative figures and financial highlights and key ratios have been restated to reflect the changes in accounting policies.

The accumulated effect of the accounting policy changes has been an increase in net income from ordinary operations before tax of both Chr. Hansen Holding A/S and the Chr. Hansen Group of DKK 2 million. The effect on current tax of the changes in accounting policies was DKK 0, after which net income for the year increased by DKK 2 million. The table below details the consequences of the accounting policy changes in the Chr. Hansen Group.

Apart from the areas mentioned above, the accounting policies are unchanged from last year.

Certain editorial adjustments and clarifications that do not represent policy changes have been made to the accounting policies.

The consolidated financial statements incorporate the financial statements of Chr. Hansen Holding A/S (the parent company) and companies (subsidiaries) in which the parent company holds, directly or indirectly, 50% of the votes or any other controlling

	2001/02			*2000/01*		
DKKm	*Before changes*	*Adjustment*	*After changes*	*Before changes*	*Adjustment*	*After changes*
Income statement						
Income from primary operations	*303*		*303*	*272*		*272*
Net financial items	*(132)*	*2*	*(130)*	*(160)*	*2*	*(158)*
Income before tax	*171*	*2*	*173*	*38*	*2*	*40*
Tax	*(91)*		*(91)*	*(49)*		*(49)*
Net income (loss) for the year	*47*	*2*	*49*	*(40)*	*2*	*(38)*
Balance sheet						
Tangible fixed assets	*3,396*		*3,396*	*3,627*		*3,627*
Current assets	*2,003*	*(11)*	*1,992*	*2,291*	*(21)*	*2,270*
Total assets	*5,399*	*(11)*	*5,388*	*5,918*	*(21)*	*5,897*
Equity	*1,981*	*(4)*	*1,977*	*2,117*	*(2)*	*2,115*
Minority stockholders	*42*		*42*	*42*		*42*
Provisions	*155*	*(3)*	*152*	*264*	*1*	*265*
Liabilities	*3,221*	*(4)*	*3,217*	*3,495*	*(20)*	*3,475*
Total equity, provisions and liabilities	*5,399*	*(11)*	*5,388*	*5,918*	*(21)*	*5,897*

interest. Companies in which the Chr. Hansen Group holds between 20% and 50% of the votes and exercises a significant but not controlling interest are considered associated companies. The legal structure of the Chr. Hansen Group is shown on page 64.

The consolidated financial statements are prepared on basis of the financial statements of the parent company and the subsidiaries, which are all presented in accordance with the accounting policies of the Chr. Hansen Group.

The consolidated financial statements are prepared by adding items of a like nature and eliminating intercompany income and costs, equity investments, balances and dividends as well as realized and unrealized gains and losses on transactions among the consolidated companies. The tax effect of the elimination is taken into account.

Acquisitions are accounted for using the purchase method, under which assets and liabilities in the company acquired are measured at their fair values at the date of acquisition. Expected costs of restructuring of the company acquired, planned to be made in connection with the acquisition, are recognized as provisions. The tax effect of revaluations is taken into account.

If the cost of the company acquired exceeds the fair value of the net assets of the company, the difference is recognized as goodwill. If it later turns out that the fair value of the assets or liabilities taken over deviates from the values determined at the time of acquisition, the calculation of goodwill will be adjusted until the end of the fiscal year following the year of acquisition if the new value does not exceed the capital value of the expected future income. All other adjustments are recognized in the income statement.

Newly acquired or newly established companies are recognized in the consolidated financial statements from the date of acquisition. Companies divested or wound up are consolidated in the income statement until the date they are divested or wound up. The comparative figures are not restated to reflect acquisitions, divestments or companies wound up.

Minority interests. Minority stockholders' proportionate share of the results of subsidiaries and equity is stated separately in the calculation of the Chr. Hansen Group's net income or loss and equity.

Foreign currency. Transactions denominated in foreign currency are translated into local currency on the basis of average monthly exchange rates, which roughly express the exchange rates prevailing on the transaction date. Translation differences arising between the exchange rate prevailing on the transaction date and the exchange rate prevailing on the date of payment are recognized in the income statement as financial items.
Receivables, payables and other monetary items are translated at the exchange rates prevailing on the balance sheet date. Any difference between the exchange rate at the time a receivable or payable arose and the exchange rate prevailing on the balance sheet date is recognized in the income statement under financial items.

Fixed assets acquired in foreign currency are translated at the exchange rates prevailing on the transaction dates.

On consolidation, the income statements of foreign subsidiaries are translated at average exchange rates for the year and balance sheet items are translated at the exchange rates prevailing on the balance sheet date. Exchange differences arising on the translation of the equity of subsidiaries at the beginning of the year to the exchange rates prevailing on the balance sheet date and exchange differences arising on the translation of income statements to average exchange rates for the year and the translation of balance sheets to the exchange rates prevailing on the balance sheet date are recognized directly in equity. All foreign subsidiaries are considered independent companies for foreign currency purposes.

When translating the financial statements of foreign companies which present their financial statements in currencies affected by annual inflation rates exceeding 50%, the exchange rates prevailing on the balance sheet date are used both for income statement and balance sheet items.

Derivative financial instruments are measured at fair value and recognized under other receivables or other payables, respectively. Changes in the fair value of derivative financial instruments that are designated as and qualify as fair value hedges of a recognized asset or a recognized liability are recognized in the income statement together with any changes in the value of the hedged asset or hedged liability.
Changes in the fair value of derivative financial instruments that are designated as and meet the conditions for hedging future transactions are recognized directly in equity. Income and expenses relating to such hedging transactions are transferred from equity on realization of the hedged item and are recognized under the same line item as the hedged item.
Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement under financial items as they arise.

Public loans and grants. Development loans with a clause that the debt may be waived or grants are recognized in the income statement when the related research and development costs are incurred. In the event of repayment, repayments plus interest are charged to the income statement when the related income is recognized. Investment grants are set off against the cost of the assets for which the grants were provided and are then recognized when depreciation is recognized on the asset.

ACCOUNTING POLICIES

INCOME STATEMENT

The income statement is classified according to function.

Net sales are recognized in the income statement if delivery and the transfer of risk to the purchaser have taken place by the balance sheet date and the income can be made up reliably. The year's net sales are measured less commission and discounts granted in connection with such sales.

Cost of goods sold comprises the cost of products sold during the period. The cost includes the purchase price of raw materials, supplies and goods for resale, direct payroll costs and a proportion of production overheads, including costs for the operation and depreciation of production facilities and the operation, administration and management of factories. In addition, the costs and impairment charges to net realizable value of obsolete and slow-moving goods are recognized.

Research and development costs comprise costs incurred for salaries and wages, depreciation and other overheads as well as costs relating to research partnerships.

Research costs are recogn zed in the income statement when incurred. Development costs are capitalized if the conditions for capitalizing them are deemed to have been met. Otherwise, such costs are recognized in the income statement when incurred.

Development costs incurred by the Ingredients Sector are used to maintain earnings on an ongoing basis, and the conditions for capitalizing such costs are therefore not deemed to have been met.

In the Allergy Sector, it is deemed that development costs should not normally be capitalized until the development of the product has been completed and all necessary public registrations and marketing authorizations have been received.

Sales and marketing expenses. Costs incurred for sales staff salaries, advertising and exhibition costs, depreciation, etc. are recognized as sales and marketing expenses.

Administrative expenses. Costs incurred for administrative staff and management, including office expenses, salaries, depreciation, etc. are recognized as administrative expenses.

Other operating income and costs comprise income and expenses of a secondary nature relative to the activities of the Chr. Hansen Group.

Amortization of goodwill comprises the year's amortization and any impairment losses.

Restructuring costs arising in connection with acquisitions relating to the acquiring company are recognized in the balance sheet as a provision and are expensed in the income statement.

Restructuring costs relating to the company acquired are included in the calculation of goodwill and are recognized in the income statement in the form of amortization of goodwill.

Income from subsidiaries and associated companies. In the parent company's income statement, a proportionate share is recognized of each subsidiary's and associated company's income after elimination of unrealized intercompany gains and losses. The share of each company's tax is recognized under tax on the year's income.

Financial items comprise interest receivable and interest payable, commissions, the interest component of payments on finance leases, amortization income and costs as well as value adjustments of financial fixed assets, derivative financial instruments and items denominated in foreign currency. Financial items are recognized in the income statement in the amounts relating to the fiscal year.

Non-recurring costs comprise costs which are not incurred often or regularly. An example would be impairment losses and costs incurred in connection with restructuring of the existing business and the discontinuation of activities.

Tax on the year's income comprises current tax on the year's expected taxable income, the year's change in deferred tax and any prior-year adjustment to tax.

The provision for deferred tax is calculated and recognized according to the liability method for all temporary differences between the accounting values and tax values of assets and liabilities.

The tax value of tax losses carried forward and negative deferred taxes are stated as assets if it is probable that they will reduce future tax payments within a short period of time.

The tax that would arise on a possible sale of shares in subsidiaries is not provided in the balance sheet unless such shares are expected to be sold within a short period of time.

No deferred tax liability is stated for goodwill unless it is amortizable for tax purposes.

Deferred tax is calculated on the basis of current tax rules and tax rates in the respective countries.

The parent company is taxed jointly with its Danish subsidiaries. The estimated tax on the jointly taxed income is allocated to the jointly taxed companies, including reduction for utilization of tax losses of a jointly taxed company (full allocation). Jointly taxed companies are included in the Danish tax prepayment scheme.

BALANCE SHEET

Intangible fixed assets are measured at cost less accumulated amortization and impairment losses.

The cost of software includes costs of projection work, including direct payroll costs and wages and a proportion of overheads.

Amortization of intangible fixed assets is charged on a straight-line basis over the useful economic lives of the assets:

Goodwill	up to 20 years
Patents, trademarks and rights	up to 10 years
Software	10 years

Intangible fixed assets are written down to the recoverable amount if it is deemed lower than the carrying amount. Assets are evaluated annually, including valuation and assessment of the expected useful economic lives.

Gains or losses on the disposal of intangible fixed assets are recognized in the income statement under the same items as the related amortization.

Tangible fixed assets are measured at cost less accumulated depreciation and impairment losses.

Cost includes costs of materials, direct payroll costs and a share of overheads. For capital investments exceeding DKK 25 million, finance costs for loans during the production or installation period are recognized as part of cost.

Depreciation of tangible fixed assets is charged using the straight-line method over the estimated useful economic lives of the assets. Land is not depreciated. The expected useful economic lives are as follows:

Buildings	25 - 50 years
Plant and machinery	5 - 10 years
Other fixtures and equipment	5 - 10 years

Assets held under finance leases are recognized in the balance sheet as tangible fixed assets and measured at the lower of fair value at the time of acquisition and the capital value of future lease payments. Assets held under finance leases are depreciated using the same principles as other tangible fixed assets in the Chr. Hansen Group.

Assets with a short life or a value of less than DKK 50,000 are expensed in the year of acquisition.

Tangible fixed assets are written down to the recoverable amount if it is deemed to be lower than the carrying amount. Assets are evaluated annually, including valuation and assessment of the expected useful economic lives.

Gains or losses on the disposal or scrapping of tangible fixed assets are recognized in the income statement under the same items as the related depreciation.

Financial fixed assets. Investments in subsidiaries and associated companies are measured in the parent company's financial statements according to the equity method, under which the investments are measured in the balance sheet at the proportionate share of the equity value of the companies.

Other securities and receivables that are accounted for as financial fixed assets are measured at fair value.

Inventories are measured at cost using the FIFO method. If the net realizable value is lower, the inventories are written down to such lower value.

Cost includes the costs of raw materials, supplies, direct payroll costs and a proportion of production overheads, including costs for the operation and depreciation of production facilities and the operation, administration and management of factories.

Receivables are measured at amortized cost taking into account a potential lower value on the basis of an individual evaluation of the risk of losses.

Prepayments and deferred charges recognized under receivables comprise costs incurred relating to the following fiscal year. Prepayments and deferred charges are measured at cost.

Treasury shares. Acquisition and sales sums arising on the purchase and sale of treasury shares and dividends on treasury shares are recognized directly in equity.

Dividends are recognized as a liability when adopted at the annual meeting of stockholders. Dividends expected to be paid in respect of the year are stated as a separate line item under equity.

Pension obligations regarding defined benefit plans are calculated on an actuarial basis as the capitalized obligation of the pension benefits and are measured on the basis thereof after deduction of the market value of any assets attached to each plan. Actuarial gains and losses are amortized and recognized in the income statement and the balance sheet over the actuarially determined term.

Fixed periodic pension contributions (defined contribution plans) and changes in provisions for defined benefit plans are recognized in the income statement in the period in which they arise.

Other provisions mainly comprise liabilities in connection with restructuring. Other provisions are measured at net realizable value.

Liabilities. Financial liabilities, including mortgage debt and bank and finance loans are measured when raised at the proceeds received less transaction costs. The liabilities are later measured at amortized cost.

Capitalized residual lease liabilities on finance leases are recognized in the balance sheet as financial liabilities.

Other liabilities are measured at amortized cost.

Deferred income recognized under liabilities comprise payments received relating to income in later fiscal years. Deferred income are measured at cost.

OTHER ACCOUNTING INFORMATION

The cash flow statement is prepared according to the indirect method starting with income from primary operations for the year and showing the Chr. Hansen Group's cash flows from operating activities, investments and financing activities as well as cash and cash equivalents at the beginning and end of the year.

Cash flow from operating activities is stated as income from primary operations for the year adjusted for non-cash operating items and change in working capital. Working capital includes receivables, inventories, trade accounts payable and other liabilities relating to operations.

Cash flow from investments includes purchases and sales of tangible, intangible and financial fixed assets and payments in connection with acquisitions of companies and activities.

Cash flow from financing activities includes capital increases, dividends paid, and raising and repayment of long-term and short-term debt not included in working capital.

Financial highlights by currency show the Chr. Hansen Group's exposure in the main currencies with respect to net sales, key figures in the balance sheet, monetary items and hedged foreign currency positions.

Net sales are measured on the basis of the individual companies' invoicing currencies.

The monetary items in the balance sheet are presented in the currency in which they were contracted. Other assets and liabilities are stated on the basis of the individual companies' local currencies.

Hedged foreign currency positions include forward contracts and other financial agreements.

Segment information comprises business segments and geographical segments. The segment information complies with the Chr. Hansen Group's accounting policies and with the internal financial management.

The business segment is the Chr. Hansen Group's primary segment, and information on that segment is presented in compliance with the provisions of the Danish Financial Statements Act. The geographic segment is the Chr. Hansen Group's secondary segment, and information on that segment is presented according to section 5.3.2 of the order on exemptions. The segmental information meets the requirements of IAS 14.

The key ratios have been calculated in accordance with "Recommendations and Ratios 1997" issued by the Danish Association of Financial Analysts.

Five-year financial highlights and definitions of the ratios are stated on the flaps of the cover of this annual report.

Changes in accounting policies over the past 5 years

1997/98. Goodwill on consolidation is capitalized and amortized over the estimated useful economic lives of the activities, with a maximum of 20 years.

1998/99. Production overheads are included fully in inventories.

2001/02. Mortgage loans are recognized at amortized cost. Proposed dividend is recognized as a separate line item under equity. Changes in the value of derivative financial instruments classified as hedging instruments for future transactions are recognized directly in equity until realization of the hedged item.

INCOME STATEMENT, SEPTEMBER 1 - AUGUST 31

Chr. Hansen Holding A/S				Chr. Hansen Group	
2000/01	**2001/02**	Note	DKK 1,000	**2001/02**	2001/01
-	-	1	**Net sales**	**4,660,200**	4,647,999
-	-	2	Cost of goods sold	**2,714,371**	2,822,027
-	-		**Gross income**	**1,945,829**	1,825,972
-	-	2	Research and development costs	**418,359**	326,083
-	-	2	Sales and marketing expenses	**726,263**	718,021
25,263	**38,083**	2	Administrative expenses	**447,726**	453,302
54,241	**68,203**		Other operating income	**40,713**	30,088
19,740	**24,075**	2	Other operating costs	**21,382**	12,860
9,238	**6,045**		**Income from primary operations before amortization of goodwill**	**372,812**	345,794
-	-	2	Amortization of goodwill	**69,954**	73,812
9,238	**6,045**		**Income from primary operations**	**302,858**	271,982
4,180	**137,260**	3	Income before tax from subsidiaries	-	-
2,687	**4,587**		Income before tax from associated companies	**4,587**	2,687
45,175	**35,288**	4	Interest receivable and other financial income	**37,198**	22,547
63,625	**63,465**	5	Interest payable and other financial expenses	**171,507**	182,767
(2,345)	**119,715**		**Income after interest**	**173,136**	114,449
6,000	-	6	Non-recurring expenses	-	74,421
(8,345)	**119,715**		**Income from ordinary operations before tax**	**173,136**	40,028
29,962	**71,144**	7	Tax on the year's income	**91,006**	48,857
(38,307)	**48,571**		**Net income for the year including minority interests**	**82,130**	(8,829)
-	-		Minority stockholders' share of the results of subsidiaries	**33,559**	29,478
(38,307)	**48,571**		**Net income for the year**	**48,571**	(38,307)
(3.8)	**4.8**		Earnings per share (EPS) - DKK		
			which is proposed to be distributed as follows:		
20,257	**20,228**		Dividend to stockholders, 20% of capital stock at August 31, 2002 = DKK 2.00 per share		
(173,291)	**(44,894)**		Reserve for net revaluation according to the equity method		
114,727	**73,237**		Transfer to Other reserves		
(38,307)	**48,571**				

CASH FLOW STATEMENT, SEPTEMBER 1 - AUGUST 31

		Chr. Hansen Group	
DKK 1,000	Note	**2001/02**	2000/01
Income from primary operations		**302,858**	271,982
Adjustments	A	**259,046**	316,869
Working capital changes	B	**230,377**	(96,006)
Non-recurring expenses, paid		**(20,343)**	(10,175)
Interest and other financial income received		**37,184**	20,711
Interest and other financial income paid		**(172,405)**	(182,172)
Current income taxes paid		**(81,901)**	(74,305)
Cash flow from operating activities		**554,816**	246,904
Investments - intangible fixed assets		**(10,001)**	(50,661)
Investments - tangible fixed assets		**(287,046)**	(325,889)
Sales of tangible fixed assets		**35,907**	18,481
Investments - associated companies		**-**	(2,715)
Sales of financial fixed assets		**35,484**	6,530
Cash flow from investments		**(225,656)**	(354,254)
Free cash flow		**329,160**	(107,350)
Dividend paid to Chr. Hansen Holding A/S' stockholders		**(20,249)**	(35,449)
Change in financial liabilities		**(227,200)**	134,159
Dividend paid to minority interests		**(30,673)**	(21,194)
Cash flow from financing activities		**(278,122)**	77,516
Net cash flow for the year		**51,038**	(29,834)
Cash and cash equivalents and securities at beginning of year		**178,257**	211,841
Unrealized loss on foreign currency carried as cash and cash equivalents and securities		**(6,057)**	(3,750)
Net cash flow for the year		**51,038**	(29,834)
Cash and cash equivalents and securities at year-end		**223,238**	178,257
A Adjustments			
Depreciation and amortization		**305,839**	311,168
Change in provisions		**(46,793)**	5,701
		259,046	316,869
B Working capital changes			
Inventories		**170,899**	21,400
Receivables		**(95,530)**	(7,485)
Trade accounts payable		**(13,721)**	(81,504)
Other liabilities		**168,729**	(28,417)
		230,377	(96,006)

The cash flow statement of the Chr. Hansen Group has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

BALANCE SHEET AT AUGUST 31

Chr. Hansen Holding A/S			Assets	Chr. Hansen Group	
2001	**2002**	Note	DKK 1,000	**2002**	2001
			Fixed assets		
			Intangible fixed assets		
-	-	8	Goodwill	**1,115,497**	1,226,953
-	-	9	Other intangible fixed assets	**246,947**	287,585
-	-			**1,362,444**	1,514,538
			Tangible fixed assets		
367,481	**365,003**	10	Land and buildings	**1,070,478**	1,093,517
35,189	**32,048**	11	Plant and machinery	**580,443**	579,392
-	-	12	Other fixtures and equipment	**154,275**	173,197
1,465	-	13	Construction in progress	**189,552**	147,901
404,135	**397,051**			**1,994,748**	1,994,007
			Financial fixed assets		
2,183,319	**2,040,278**	14	Investments in subsidiaries	-	-
5,953	**9,787**	15	Loans to subsidiaries	-	-
36,217	**2,715**	16	Investments in associated companies	**2,715**	36,217
-	-	17	Deferred corporate income tax	**24,165**	66,521
810	**810**	18	Securities and receivables	**11,586**	15,689
2,226,299	**2,053,590**			**38,466**	118,427
2,630,434	**2,450,641**		**Total fixed assets**	**3,395,658**	3,626,972
			Current assets		
			Inventories		
-	-		Raw materials and supplies	**256,360**	323,011
-	-		Work in progress	**224,412**	270,367
-	-		Finished goods and goods for resale	**485,131**	602,885
-	-	19		**965,903**	1,196,263
			Receivables		
-	-		Trade accounts receivable	**681,662**	758,220
770,558	**737,858**		Receivables from subsidiaries	-	-
5,697	**11,398**	20	Miscellaneous receivables	**74,855**	70,539
2,118	**4,668**		Tax receivable	**26,423**	31,986
-	-	21	Prepayments and deferred charges	**20,619**	35,168
778,373	**753,924**			**803,559**	895,913
1,881	-		**Cash and cash equivalents**	**223,238**	178,257
780,254	**753,924**		**Total current assets**	**1,992,700**	2,270,433
3,410,688	**3,204,565**		**Total assets**	**5,388,358**	5,897,405

Chr. Hansen Holding A/S			Equity, provisions and liabilities	Chr. Hansen Group	
2001	**2002**	Note	DKK 1,000	**2002**	2001
			Equity		
101,284	**101,284**	22	Capital stock	**101,284**	101,284
441,740	**231,227**		Reserve for net revaluation according to the equity method	**-**	-
-	**-**		Hedges of future transactions	**(1,104)**	3,080
1,551,373	**1,624,610**		Other reserves	**1,856,941**	1,990,033
20,257	**20,228**		Proposed dividend	**20,228**	20,257
2,114,654	**1,977,349**		**Total equity**	**1,977,349**	2,114,654
-	**-**		**Minority stockholders**	**41,539**	42,039
			Provisions		
1,507	**1,493**	23	Pensions and similar obligations	**81,174**	81,380
-	**-**	24	Other obligations	**7,166**	58,717
47,677	**37,710**	25	Deferred corporate income tax	**63,627**	125,157
49,184	**39,203**		**Total provisions**	**151,967**	265,254
			Liabilities		
			Long-term liabilities		
219,235	**203,925**	26	Mortgage loans	**389,695**	414,416
593,000	**592,257**	26	Other long-term liabilities	**1,574,215**	1,350,346
48,383	**-**		Payables to subsidiaries	**-**	-
860,618	**796,182**			**1,963,910**	1,764,762
			Current liabilities		
14,571	**15,310**		Mortgage loans and other long-term liabilities	**71,137**	60,073
304,187	**242,726**		Bank loans and financial loans	**514,353**	1,023,749
6,031	**16,668**		Trade accounts payable	**261,231**	289,575
49,814	**96,664**		Payables to subsidiaries	**-**	-
-	**313**		Corporate income tax	**51,506**	30,791
11,629	**20,150**	27	Miscellaneous payables	**298,956**	256,838
-	**-**		Deferred income	**56,410**	49,670
386,232	**391,831**			**1,253,593**	1,710,696
1,246,850	**1,188,013**		**Total liabilities**	**3,217,503**	3,475,458
3,410,688	**3,204,565**		**Total equity, provisions and liabilities**	**5,388,358**	5,897,405

28 Commitments and contingent liabilities
29 Financial instruments
30 Government loans and grants
31 Related parties

EQUITY

DKK 1,000	Capital stock	Reserve for net revaluation according to the equity method	Hedges of future transactions	Other reserves	Dividend	Total equity	Minority stockholders
Chr. Hansen Holding A/S							
Equity at September 1, 2000	**101,284**	**690,530**	**-**	**1,442,295**	**-**	**2,234,109**	**-**
Change in accounting policies		(21,462)		(5,649)	35,449	8,338	
Restated equity at September 1, 2000	**101,284**	**669,068**	**-**	**1,436,646**	**35,449**	**2,242,447**	**-**
Dividend paid to Chr. Hansen Holding A/S' stockholders					(35,449)	(35,449)	
Net income for the year				(38,307)		(38,307)	
Dividend proposed to Chr. Hansen Holding A/S' stockholders				(20,257)	20,257	-	
Foreign currency translation adjustments in foreign subsidiaries		(57,117)				(57,117)	
Hedges of future transactions, movements for the year		3,080				3,080	
Transferred from income for the year		(173,291)		173,291		-	
Equity at August 31, 2001	**101,284**	**441,740**	**-**	**1,551,373**	**20,257**	**2,114,654**	**-**
Equity at September 1, 2001	**101,284**	**458,788**	**-**	**1,556,467**	**-**	**2,116,539**	**-**
Change in accounting policies		(17,048)		(5,094)	20,257	(1,885)	
Restated equity at September 1, 2001	**101,284**	**441,740**	**-**	**1,551,373**	**20,257**	**2,114,654**	**-**
Dividend paid to Chr. Hansen Holding A/S' stockholders					(20,257)	(20,257)	
Net income for the year				48,571		48,571	
Dividend proposed to Chr. Hansen Holding A/S' stockholders				(20,228)	20,228	-	
Foreign currency translation adjustments in foreign subsidiaries		(161,435)				(161,435)	
Hedges of future transactions, movements for the year		(4,184)				(4,184)	
Transferred from income for the year		(44,894)		44,894		-	
Equity at August 31, 2002	**101,284**	**231,227**	**-**	**1,624,610**	**20,228**	**1,977,349**	**-**
Chr. Hansen Group							
Equity at September 1, 2000	**101,284**	**-**	**-**	**2,132,825**	**-**	**2,234,109**	**40,355**
Change in accounting policies				(27,111)	35,449	8,338	
Restated equity at September 1, 2000	**101,284**	**-**	**-**	**2,105,714**	**35,449**	**2,242,447**	**40,355**
Dividend paid to Chr. Hansen Holding A/S' stockholders					(35,449)	(35,449)	
Net income for the year				(38,307)		(38,307)	29,478
Dividend proposed to Chr. Hansen Holding A/S' stockholders				(20,257)	20,257	-	
Foreign currency translation adjustments in foreign subsidiaries				(57,117)		(57,117)	(6,600)
Hedges of future transactions, movements for the year			3,080			3,080	
Dividend to minority stockholders							(21,194)
Equity at August 31, 2001	**101,284**	**-**	**3,080**	**1,990,033**	**20,257**	**2,114,654**	**42,039**
Equity at September 1, 2001	**101,284**	**-**	**-**	**2,015,255**	**-**	**2,116,539**	**42,039**
Change in accounting policies			3,080	(25,222)	20,257	(1,885)	
Restated equity at September 1, 2001	**101,284**	**-**	**3,080**	**1,990,033**	**20,257**	**2,114,654**	**42,039**
Dividend paid to Chr. Hansen Holding A/S' stockholders					(20,257)	(20,257)	
Net income for the year				48,571		48,571	33,559
Dividend proposed to Chr. Hansen Holding A/S' stockholders				(20,228)	20,228	-	
Foreign currency translation adjustments in foreign subsidiaries				(161,435)		(161,435)	(3,386)
Hedges of future transactions, movements for the year			(4,184)			(4,184)	
Dividend to minority stockholders							(30,673)
Equity at August 31, 2002	**101,284**	**-**	**(1,104)**	**1,856,941**	**20,228**	**1,977,349**	**41,539**

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		1 Net sales		
		Net sales by geographical segments:		
		Denmark	**74,932**	83,817
		Europe (excl. Denmark)	**2,322,483**	2,199,283
		North America	**1,619,679**	1,701,149
		Other markets	**643,106**	663,750
			4,660,200	4,647,999
		Net sales by sector:		
		Ingredients Sector	**3,680,505**	3,702,560
		Allergy Sector	**979,695**	945,439
			4,660,200	4,647,999

The above mentioned geographical segment information has been distributed according to the customers location.

2 Production costs, research and development costs, sales and marketing expenses, administrative expenses and other operating costs

These costs include staff costs and are allocated as follows:

Chr. Hansen Holding A/S 2000/01	Chr. Hansen Holding A/S 2001/02	DKK 1,000	Chr. Hansen Group 2001/02	Chr. Hansen Group 2000/01
2,918	**2,469**	Wages and salaries, etc.	**1,102,091**	1,124,225
471	**406**	Pensions	**59,941**	54,484
-	**-**	Social security costs, etc.	**164,091**	171,847
3,389	**2,875**		**1,326,123**	1,350,556
2,955	**3,026**	Salaries to the Corporate Management	**12,191**	9,685
1,640	**2,200**	Fees to the Board of Directors of Chr. Hansen Holding A/S	**2,200**	1,640
7,984	**8,101**	Total staff costs	**1,340,514**	1,361,881

The Corporate Management of Chr. Hansen Holding A/S was extended from 5 to 6 persons in 2001/02.

Chr. Hansen Holding A/S 2000/01	Chr. Hansen Holding A/S 2001/02		Chr. Hansen Group 2001/02	Chr. Hansen Group 2000/01
7	**5**	Average number of employees	**3,423**	3,622
5	**5**	Number of employees at year-end	**3,460**	3,496

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		2 Production costs, research and development costs, sales and marketing expenses, administrative expenses and other operating costs (continued)		
		These costs include depreciation and amortization and are allocated as follows:		
-	-	Production costs	**128,981**	133,509
-	-	Research and development costs	**14,037**	12,881
-	-	Sales and marketing expenses	**21,239**	26,834
-	-	Administrative expenses	**71,628**	64,132
11,970	**15,788**	Other operating costs	-	-
-	-	Amortization of goodwill	**69,954**	73,812
11,970	**15,788**		**305,839**	311,168
		Fees for the Chr. Hansen Group's auditors:		
		Deloitte & Touche		
770	**775**	Audit fee	**4,577**	4,616
452	**1,324**	Other services	**5,885**	3,444
		KPMG		
128	**120**	Audit fee	**350**	335
-	-	Other services	**48**	89
		Other		
-	-	Audit fee	**1,661**	1,593
-	-	Other services	**2,113**	2,046
		Audit in subsidiaries		
		A few of the Chr. Hansen Group's foreign companies are audited by local auditors.		
		3 Income before tax from subsidiaries		
331,663	**373,011**	Profit in subsidiaries		
(327,483)	**(235,751)**	Loss in subsidiaries		
4,180	**137,260**			
		4 Interest receivable and other financial income		
40,830	**31,783**	Interest income from subsidiaries	-	-
393	**3,200**	Exchange gains	**27,654**	3,243
454	**305**	Interest income	**9,245**	11,929
3,498	-	Other financial income	**299**	7,375
45,175	**35,288**		**37,198**	22,547

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		5 Interest payable and other financial expenses		
1,103	**2,291**	Interest payable to subsidiaries	-	-
234	-	Exchange loss	**23,483**	5,572
62,288	**61,174**	Interest payable	**147,182**	174,699
-	-	Other financial expenses	**842**	2,496
63,625	**63,465**		**171,507**	182,767
		6 Non-recurring expenses		
		Restructuring in the United States:		
-	-	Impairment of buildings	-	43,903
-	-	Redundancy payments, etc.	-	18,218
		Restructuring in Denmark:		
-	-	Redundancy payments	-	6,300
6,000	-	Consultancy fees, etc.	-	6,000
6,000	-		-	74,421
		7 Tax on the year's income		
		Tax comprises:		
70,913	**74,719**	Current tax on the year's income	**110,982**	89,737
(34,873)	**1,101**	Adjustment of deferred tax on the year's income	**(15,300)**	(34,802)
36,040	**75,820**	Tax on the year's income before adjustments	**95,682**	54,935
(6,078)	**(4,676)**	Prior-year adjustments	**(4,676)**	(6,078)
29,962	**71,144**	**Tax on the year's income**	**91,006**	48,857

	2001/02	**2001/02**	2000/01	2000/01
Reconciliation of tax rate				
Danish corporate tax rate	**51,941**	**30%**	11,442	30%
Deviation of non-Danish subsidiaries tax relative to Danish corporate tax rate	**21,712**	**13%**	(1,104)	(3)%
Non deductible income and non deductible expenses	**5,999**	**4%**	26,629	70%
Adjustment of deferred tax concerning change in corporate tax rate	-	-	(4,971)	(13)%
Prior-year adjustments	**(4,676)**	**(3)%**	(1,107)	(3)%
Other adjustments	**(686)**	**(1)%**	1,447	4%
Effective tax rate before amortization of goodwill	**74,290**	**43%**	32,336	85%
Non deductible amorization of goodwill	**16,716**	**10%**	16,521	43%
Effective tax rate	**91,006**	**53%**	48,857	128%

Chr. Hansen Holding A/S 2000/01	Chr. Hansen Holding A/S 2001/02	DKK 1,000	Chr. Hansen Group 2001/02	Chr. Hansen Group 2000/01

8 Goodwill

DKK 1,000	2001/02	2000/01
Accumulated cost at beginning of year	1,438,695	1,459,685
Currency adjustments of values at beginning of year	(45,139)	(20,276)
Adjustments concerning prior-year additions	(2,070)	(714)
Additions	-	-
Disposals	-	-
Accumulated cost at year-end	1,391,486	1,438,695
Amortization at beginning of year	211,742	145,067
Currency adjustments	(5,707)	(7,137)
Amortization for the year	69,954	73,812
Amortization on disposals	-	-
Amortization at year-end	275,989	211,742
Balance at year-end	1,115,497	1,226,953

9 Other intangible fixed assets

DKK 1,000	Software	Patents, trademarks and rights	2001/02	2000/01
Accumulated cost at beginning of year	266,298	189,360	455,658	404,974
Currency adjustments of values at beginning of year	(2,119)	(140)	(2,259)	23
Additions	10,001	-	10,001	50,661
Disposals	(473)	(862)	(1,335)	-
Accumulated cost at year-end	273,707	188,358	462,065	455,658
Depreciation at beginning of year	57,467	110,606	168,073	120,921
Currency adjustments	(1,148)	910	(238)	1,892
Depreciation for the year	30,989	17,103	48,092	45,260
Depreciation on disposals	(240)	(569)	(809)	-
Depreciation at year-end	87,068	128,050	215,118	168,073
Balance at year-end	186,639	60,308	246,947	287,585

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		10 Land and buildings		
359,459	**444,076**	Accumulated cost at beginning of year	**1,411,125**	1,338,863
-	-	Currency adjustments of values at beginning of year	**(42,961)**	(18,600)
84,617	**8,342**	Additions	**75,506**	107,386
-	-	Disposals	**(35,509)**	(16,524)
444,076	**452,418**	**Accumulated cost at year-end**	**1,408,161**	1,411,125
67,703	**76,595**	Depreciation and impairment loss at beginning of year	**317,608**	272,201
-	-	Currency adjustments	**(8,464)**	12,826
8,892	**10,820**	Depreciation and impairment loss for the year	**40,227**	40,526
-	-	Depreciation and impairment loss on disposals	**(11,688)**	(7,945)
76,595	**87,415**	**Depreciation and impairment loss at year-end**	**337,683**	317,608
367,481	**365,003**	**Balance at year-end**	**1,070,478**	1,093,517
5,994	**5,849**	Of which finance expenses	**8,521**	5,994
-	-	Of which assets under finance leases	-	-
367,481	**365,003**	Land and buildings include the buildings of the Science Park at Hørsholm on leased land. The life of the lease for this land is unlimited.	**365,003**	367,481
367,481	**365,003**	Land and buildings in Denmark	**628,594**	640,446
367,481	**365,003**	Value of land and buildings subject to mortgages	**628,594**	631,072
241,000	**312,000**	Land and buildings in Denmark at the annual public assessment of real property on January 1.	**468,000**	391,950

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		11 Plant and machinery		
57,519	**86,756**	Accumulated cost at beginning of year	**1,129,350**	1,017,089
-	**-**	Currency adjustments of values at beginning of year	**(51,601)**	(17,520)
29,237	**1,827**	Additions	**117,833**	174,596
-	**-**	Disposals	**(39,442)**	(44,815)
86,756	**88,583**	**Accumulated cost at year-end**	**1,156,140**	1,129,350
48,489	**51,567**	Depreciation and impairment loss at beginning of year	**549,958**	472,033
-	**-**	Currency adjustments	**(36,961)**	13,831
3,078	**4,968**	Depreciation and impairment loss for the year	**98,257**	97,788
-	**-**	Depreciation and impairment loss on disposals	**(35,557)**	(33,694)
51,567	**56,535**	**Depreciation and impairment loss at year-end**	**575,697**	549,958
35,189	**32,048**	**Balance at year-end**	**580,443**	579,392
539	**470**	Of which finance expenses	**470**	539
-	**-**	Of which assets under finance leases	**1,450**	-

12 Other fixtures and equipment		
Accumulated cost at beginning of year	**368,632**	372,237
Currency adjustments of values at beginning of year	**(20,536)**	(12,423)
Additions	**43,524**	37,401
Depreciation and impairment loss on disposals	**(40,588)**	(28,583)
Accumulated cost at year-end	**351,032**	368,632
Depreciation and impairment loss at beginning of year	**195,435**	173,320
Currency adjustments	**(12,436)**	(2,916)
Depreciation and impairment loss for the year	**40,042**	47,306
Depreciation and impairment loss on disposals	**(26,284)**	(22,275)
Depreciation and impairment loss at year-end	**196,757**	195,435
Balance at year-end	**154,275**	173,197
Of which finance expenses	**-**	-
Of which assets under finance leases	**303**	-

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		13 Construction in progress		
18,044	**1,465**	Accumulated cost at beginning of year	**147,901**	143,196
-	-	Currency adjustments of values at beginning of year	**(8,532)**	(1,801)
65,068	-	Additions	**157,112**	192,133
(81,647)	**(1,465)**	Finished projects	**(106,929)**	(185,627)
1,465	-	**Accumulated cost at year-end**	**189,552**	147,901
-	-	Of which finance expenses	**2,771**	2,035
-	-	Of which assets under finance leases	**46,105**	-

Notes 9 to 13:

Project work for own account was capitalized in the amount of DKK 4 million compared to DKK 6 million in 2000/01.

Recognized finance costs stated in notes 10 to 13 include only assets, purchased during the past five fiscal years.

2000/01	**2001/02**	**14 Investments in subsidiaries**
1,763,319	**1,765,164**	Accumulated cost at beginning of year
1,281	-	Adjustment concerning prior years
564	**67,474**	Additions
-	-	Disposals
1,765,164	**1,832,638**	**Accumulated cost at year-end**
668,226	**435,203**	Revaluation and impairment at beginning of year
(21,462)	**(17,048)**	Change in accounting policies
3,080	**(4,184)**	Movement in hedges of future transactions
(25,768)	**58,270**	Net income for the year in subsidiaries
(147,523)	**(103,166)**	Dividends from subsidiaries
(1,281)	-	Adjustment concerning prior years
(57,117)	**(161,435)**	Foreign currency translation adjustments
418,155	**207,640**	**Revaluation and impairment at year-end**
2,183,319	**2,040,278**	**Balance at year-end**
1,226,953	**1,115,497**	Of which unamortized goodwill

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		15 Loans to subsidiaries		
4,469	**5,867**	Balance at beginning of year		
1,878	**6,995**	Additions		
(480)	**(2,907)**	Disposals		
5,867	**9,955**	**Balance at year-end**		
363	**86**	Revaluation and impairment at beginning of year		
(277)	**(254)**	Currency adjustments		
86	**(168)**	**Revaluation and impairment at year-end**		
5,953	**9,787**	**Balance at year-end**		
		16 Investments in associated companies		
31,452	**34,167**	Accumulated cost at beginning of year	**34,167**	31,452
2,715	**-**	Additions	**-**	2,715
-	**(31,452)**	Disposals	**(31,452)**	-
34,167	**2,715**	**Accumulated cost at year-end**	**2,715**	34,167
2,454	**2,050**	Revaluation and impairment at beginning of year	**2,050**	2,454
-	**(6,637)**	Revaluation and impairment on disposals	**(6,637)**	-
1,390	**4,587**	Net income for the year in associated companies	**4,587**	1,390
(1,794)	**-**	Dividends from associated companies	**-**	(1,794)
2,050	**-**	**Revaluation and impairment at year-end**	**-**	2,050
36,217	**2,715**	**Balance at year-end**	**2,715**	36,217
		17 Deferred corporate income tax, asset		
655	**-**	Value at beginning of year	**66,521**	40,610
(655)	**-**	Adjustment on the year's income	**(42,356)**	26,220
-	**-**	Prior year adjustments	**-**	(309)
-	**-**	**Value at year-end**	**24,165**	66,521

Please see note 25.

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		18 Securities and receivables		
-	**810**	Cost at beginning of year	**7,105**	15,314
810	**-**	Additions	**-**	810
-	**-**	Disposals	**(1,981)**	(9,019)
810	**810**	**Cost at year-end**	**5,124**	7,105
-	**-**	Revaluation and impairment at beginning of year	**8,584**	8,577
-	**-**	Currency adjustments	**(2,122)**	7
-	**-**	**Revaluation and impairment at year-end**	**6,462**	8,584
810	**810**	**Balance at year-end**	**11,586**	15,689
		19 Inventories		
		Direct materials	**653,177**	852,226
		Direct and indirect production costs	**312,726**	344,037
		Balance at year-end	**965,903**	1,196,263

Inventories carried at net realizable value are insignificant.

The Chr. Hansen Group has not used inventories as collateral for debt.

		20 Miscellaneous receivables		
-	**-**	VAT and other taxes	**10,984**	6,779
-	**-**	Derivative financial instruments	**18,516**	4,027
5,142	**11,398**	Other receivables	**45,355**	59,733
5,142	**11,398**	**Miscellaneous receivables at year-end**	**74,855**	70,539
		21 Prepayments and deferred charges, asset		
		Insurance	**1,324**	6,737
		Operating expenses	**12,194**	18,087
		Other prepayments	**7,101**	10,344
		Prepayments and deferred charges at year-end	**20,619**	35,168

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		22 Capital stock		
		The capital stock consists of, nominal value:		
		A-shares, 10 votes per DKK 10 share: 920,760 shares of DKK 10	**9,208**	9,208
		B-shares, 1 vote per DKK 10 share: 9,207,600 shares of DKK 10	**92,076**	92,076
			101,284	101,284

At the Extraordinary Meeting of Stockholders on February 29, 2000 the Board of Directors was authorized to make one or more increases of the capital stock by up to 30% over a period of 5 years.

The company's holdings of treasury shares at year-end:

	Number of B-shares	Nominal value
Holdings at beginning of year	14,118	141
Additions	-	-
Disposals	-	-
Holdings at year-end	14,118	141

The percentage of the capital stock is 0.14%.

The market value of treasury shares at August 31, 2002 was DKK 3.3 million compared to DKK 3.6 million at August 31, 2001.

2000/01	**2001/02**	**23 Pensions and similar obligations**	**2001/02**	2000/01
1,507	**1,493**	Pensions	**56,970**	56,513
-	**-**	Pension-like obligations	**24,204**	24,867
1,507	**1,493**	**Balance at year-end**	**81,174**	81,380

Most of the Group's employees are covered by pension plans, which are paid in whole or in part by the Group's companies. The plans vary according to the statutory rules, tax regulations and economic conditions of the countries in which the employees work, and they comprise both defined benefit plans and defined contribution plans.

Most of the pension plans are covered through payments of annual premiums to third-party insurance companies, who assume the pension liability. In such cases, the Group

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01

has no pension obligations to the employees when they leave the Group. These plans are called defined contribution pension plans. Pension contributions for such plans are recognized in the income statement when made. For unfunded or partially funded defined benefit pension plans, where the Group has the actuarial and investment risk, the net liability determined on an actuarial basis is recognized in the balance sheet. The net liability is determined as the capital value of the estimated pension benefits less the fair value of the plan assets. These plans are primarily used in the United States and Germany, and only one plan was active as at August 31, 2002.

When changes occur in the assumptions, such as the discount rate, inflation rate, mortality rate and disability rate, and in the event of differences between the expected and actual return on plan assets, the net liability calculated on an actuarial basis will change. Such movements in the net liability are called actuarial gains or losses. If the actuarial gain or the actuarial loss exceeds 10% of the capital value determined, such gains or losses are amortized and recognized in the income statement and the balance sheet over the expected remaining working period with the Group of the employees. Losses and gains are determined per pension plan.

The calculation of the obligation in respect of defined benefit pension plans is based on the following assumptions:

2000/01	2001/02	DKK 1,000	2001/02	2000/01
		Discount rate	**6-7%**	6-7.5%
		Expected return on plan assets	**7.5%**	7.5%
		Expected rate of salary increases (only active plans)	**3%**	3%
		Defined contribution plans:		
		Costs in the current fiscal year	**55,048**	46,712
		Defined benefit plans:		
-	-	Current service costs	**1,812**	1,920
389	**267**	Interest on the obligations	**6,710**	7,326
-	-	Expected return on plan assets (gain)/loss	**(3,486)**	(4,208)
-	-	The year's amortization of actuarial (gains)/losses	**(143)**	2,734
389	**267**	Costs in the current fiscal year	**4,893**	7,772
		Realized on plan assets, (gain)/loss	**5,745**	(1,202)

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	2001/02	DKK 1,000	2001/02	2000/01
		23 Pensions and similar obligations (continued)		
		Provisions for defined benefit plans:		
-	-	Capital value of funded pension obligations	54,994	64,009
-	-	Fair value of plan assets	(32,913)	(49,979)
-	-	Net funded pension obligations	22,081	14,030
1,507	1,493	Capital value of unfunded pension obligations	40,817	37,576
-	-	Unrecognized actuarial gains/(losses)	(5,928)	4,907
1,507	1,493		56,970	56,513
		Movement in provisions for defined benefit plans:		
1,399	1,507	Provisions at beginning of year	56,513	53,474
-	-	Currency adjustment of opening values	(1,444)	(505)
389	267	Movement recognized in income statement	4,893	7,772
(281)	(281)	Contributions	(2,992)	(4,228)
1,507	1,493	**Provisions at year-end**	56,970	56,513
		24 Other provisions		
		Other provisions at beginning of year	58,717	63,365
		Additions	3,270	1,412
		Spending	(54,821)	(6,060)
		Other provisions at year-end	7,166	58,717

Other provisions primarily concern staff obligations. In 2000/01 provisions related to acquisitions of companies totaled DKK 54 million.

		25 Deferred corporate income tax		
		Provisions for deferred corporate income tax concern:		
47,677	37,710	Deferred corporate income tax, liability	63,627	125,157
-	-	Deferred corporate income tax, asset	(24,165)	(66,521)
47,677	37,710	**Balance at year-end**	39,462	58,636
47,677	37,710	Intangible and tangible fixed assets	99,638	156,539
-	-	Inventories	(19,684)	(22,059)
-	-	Other assets, provisions and liabilities	(29,022)	(34,982)
-	-	Tax losses carried forward	(11,470)	(40,862)
47,677	37,710	**Provisions for deferred corporate income tax**	39,462	58,636

The value of tax losses carried forward is recognized to the extent they are expected to be utilized.

Unrecognized tax assets total are insignificant.

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		26 Mortgage loans and other long-term liabilities		
149,753	**140,417**	Mortage loans falling due after more than 5 years	**283,768**	304,640
394,762	**343,000**	Other long-term liabilities falling due after more than 5 years	**548,943**	581,502
544,515	**483,417**		**832,711**	886,142
69,482	**63,508**	Mortgage loans falling due between 1 and 5 years	**105,927**	109,776
198,238	**249,257**	Other long-term liabilities falling due between 1 and 5 years	**1,025,272**	768,844
812,235	**796,182**		**1,963,910**	1,764,762
		27 Miscellaneous payables		
417	**-**	Salaries, holiday payments, etc.	**143,709**	166,674
-	**1,558**	VAT and other taxes	**36,687**	19,398
10,314	**9,624**	Interest	**18,697**	19,595
-	**-**	Derivative financial instruments	**16,409**	-
898	**8,968**	Other payables	**83,454**	51,171
11,629	**20,150**	**Miscellaneous payables at year-end**	**298,956**	256,838

Chr. Hansen Holding A/S			Chr. Hansen Group	
2000/01	**2001/02**	DKK 1,000	**2001/02**	2000/01
		28 Commitments and contingent liabilities		
40,504	**41,898**	Guarantee commitments	**62,683**	51,141
282	**161**	Obligations under operating leases	**98,117**	80,420
-	-	Obligations under finance leases	**49,031**	-

Payments expensed on operating leases amounted to DKK 30 million compared to DKK 21 million in 2000/01.

Obligations under operating leases fall due in 2002/03 in the amount of DKK 34 million, and in the amount of DKK 56 million over the following 4 fiscal years and DKK 9 million after 5 years.

Obligations under finance leases fall due in the amount of DKK 6 million in 2002/03, DKK 23 million over the following 4 fiscal years and DKK 20 million after 5 years. The present value of these obligations is DKK 6 million, DKK 20 million and DKK 15 million, respectively.

Chr. Hansen Holding A/S has provided collateral for pension schemes in the amount of DKK 0.8 million.

Chr. Hansen Holding A/S is jointly and severally liable with other jointly taxed companies for corporation tax. As at August 31, 2002 the jointly taxed companies had no current tax liability.

Pending litigation
As mentioned earlier, a Serbian arbitration court has ordered Chr. Hansen to pay an amount equivalent to DKK 38 million and any pre-judgment interest, DKK 15 million, i.e. a total of DKK 53 million to a former Serbian business partner. The former partner has submitted the order to la Cour d'Appel de Paris, France. Chr. Hansen rejects the claim, among other things because fundamental rules of due process were disregarded and serious procedural mistakes were made during the arbitration proceedings in Serbia. The case will be heard by the French court in early 2003. An obligation countering possible payments, besides the expected costs of legal proceedings, has not been recognized.

Certain claims have been made against the Chr. Hansen Group. Management believes that the outcome of such disputes will not have a material impact on the Group's financial position.

Chr. Hansen Group

29 Derivative financial instruments

The Chr. Hansen Group uses hedging instruments as part of its efforts to hedge recognized and future transactions. Such instruments include foreign currency forward contracts and interest swaps. The recognized transactions hedged comprise receivables and payables. For additional information on exchange rate exposure, interest rate exposure and credit risk please see the Group Report page 27.

Exchange rate exposure

A statement of the Chr. Hansen Group's exchange rate exposure is included on page 62.

The exchange rate exposure related to expected net payments receivable during the coming 12 months is partly hedged by foreign currency forward contracts and thus comprise a partial hedge of the net receivables recognized in the balance sheet and a partial hedge of future transactions. At year-end, the outstanding foreign currency forward transactions were as stated below:

Currency	DKKm	2001/02 Contract value	2001/02 Market value	2000/01 Contract value	2000/01 Market value
USD		187	169	203	199
EUR		(42)	(42)	(44)	(43)
Other		(13)	(13)	(8)	(8)
		132	114	151	148

The average term to maturity was 5 months at year-end. A net gain of DKK 12 million (2000/01 DKK 4 million) relating to hedges of future transations has been recognized directly in equity and will, upon realization be recognized in the income statement together with the item hedged.

Interest rate exposure

The Chr. Hansen Group uses interest swaps to achieve the desired interest duration and reduce its interest rate exposure.

Maturity periods, interest duration for interest-bearing assets and liabilities and effective interest rates are stated below:

Maturity periods	DKKm	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Securities and receivables		8	2	2	12
Trade accounts receivable		680	2	-	682
Other receivables		146	-	-	146
Cash and cash equivalents		223	-	-	223
Financial assets*		**1,057**	**4**	**2**	**1,063**
Mortgage, bank and financial loans		585	1,130	833	2,548
Trade accounts payable		261	-	-	261
Other financial liabilities		407	1	-	408
Financial liabilities		**1,253**	**1,131**	**833**	**3,217**

*) Excluding investments in associated companies.

Interest duration	DKKm	Effective interest rates	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Interest-bearing assets		0-8%	231	2	2	235
Interest-bearing liabilities		2-8%	692	1,473	384	2,549
Effective interest rates for liabilities			2-8%	3-8%	3-7%	

Interest-bearing assets and liabilities at floating rates are included under interest duration of less than one year. The effective interest rates are made up on the basis of the current interest rate level at year-end.

The interest duration is affected by the interest swap that changes a floating interest rate (less than 1 year) to a fixed interest rate (between 1 and 5 years) concerning a loan for DKK 245 million. The market value of the Chr. Hansen Group's financial assets and liabilities does not deviate significantly from the carrying value at year-end.

Chr. Hansen Group

30 Government loans and grants

The Chr. Hansen Group has received DKK 4 million in government grants for Research and Development during the fiscal year compared to DKK 1 million in 2000/01.

31 Related parties

The Chr. Hansen Group defines related parties as:

- Parties holding controlling interests - i.e. (i) LFI A/S, the company's principal stockholder, (ii) the Lundbeck Foundation which is the principal stockholder of LFI A/S and (iii) the company's Corporate Management and Board of Directors.
- Other related parties - companies in which the principal stockholder holds a controlling interest and their subsidiaries, in this case H. Lundbeck A/S and its subsidiaries.

Transactions with related parties:

During the fiscal year, the companies of the Chr. Hansen Group were only involved in few and insignificant transactions, with the related parties.

HIGHLIGHTS BY CURRENCY

	DKK		EUR		USD		Other		Total	
DKKm	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01
Income statement										
Net sales	**131**	159	**1,747**	1,625	**1,646**	1,730	**1,136**	1,134	**4,660**	4,648
	3%	3%	**38%**	35%	**35%**	37%	**24%**	25%	**100%**	100%
Balance sheet - assets										
Fixed assets	**1,481**	1,556	**789**	556	**995**	1,188	**131**	327	**3,396**	3,627
	44%	43%	**23%**	15%	**29%**	33%	**4%**	9%	**100%**	100%
Currrent assets	**324**	373	**762**	679	**510**	613	**396**	605	**1,992**	2,270
	16%	16%	**38%**	30%	**26%**	27%	**20%**	27%	**100%**	100%
Total assets	**1,805**	1,929	**1,551**	1,235	**1,505**	1,801	**527**	932	**5,388**	5,897
	33%	33%	**29%**	21%	**28%**	30%	**10%**	16%	**100%**	100%
Balance sheet - equity, provisions and liabilities										
Equity and minority	**793**	316	**278**	684	**523**	636	**425**	521	**2,019**	2,157
	39%	15%	**14%**	32%	**26%**	29%	**21%**	24%	**100%**	100%
Provisions	**22**	131	**79**	72	**41**	43	**10**	19	**152**	265
	14%	50%	**52%**	27%	**27%**	16%	**7%**	7%	**100%**	100%
Total liabilities	**990**	1,482	**1,194**	479	**941**	1,122	**92**	392	**3,217**	3,475
	31%	43%	**37%**	14%	**29%**	32%	**3%**	11%	**100%**	100%
Total equity, provisions and liabilities	**1,805**	1,929	**1,551**	1,235	**1,505**	1,801	**527**	932	**5,388**	5,897
	33%	33%	**29%**	21%	**28%**	30%	**10%**	16%	**100%**	100%
Balance sheet - monetary positions										
Receivables, securities and cash	**62**	90	**497**	391	**244**	302	**262**	410	**1,065**	1,193
	6%	8%	**47%**	33%	**23%**	25%	**24%**	34%	**100%**	100%
Total liabilities	**(990)**	(1,481)	**(1,194)**	(479)	**(941)**	(1,123)	**(92)**	(392)	**(3,217)**	(3,475)
	31%	43%	**37%**	14%	**29%**	32%	**3%**	11%	**100%**	100%
Forward contracts and other financial agreements	**2**	89	**42**	41	**(50)**	(123)	**6**	(7)	**-**	-
Monetary positions, net	**(926)**	(1,302)	**(655)**	(47)	**(747)**	(944)	**176**	11	**(2,152)**	(2,282)

The income statement and the balance sheet comprise other currency positions denominated in approx. 15 different currencies.

BUSINESS SEGMENTS – PRIMARY SEGMENTS

	Ingredients		Allergy		Holding/eliminations		Chr. Hansen Group	
DKKm	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01
Income statement								
Net sales	**3,681**	3,703	**980**	945	**(1)**	-	**4,660**	4,648
Cost of goods sold	**(2,307)**	(2,450)	**(414)**	(386)	**7**	14	**(2,714)**	(2,822)
Gross income	**1,374**	1,253	**566**	559	**6**	14	**1,946**	1,826
Research and development costs	**(228)**	(220)	**(213)**	(122)	**23**	16	**(418)**	(326)
Capacity costs, etc.	**(730)**	(730)	**(400)**	(405)	**(25)**	(19)	**(1,155)**	(1,154)
Income from primary operations before amortization of goodwill (EBITA)	**416**	303	**(47)**	32	**4**	11	**373**	346
Amortization of goodwill	**(67)**	(71)	**(3)**	(3)	**-**	-	**(70)**	(74)
Income from primary operations (EBIT)	**349**	232	**(50)**	29	**4**	11	**303**	272
Income from ordinary operations before tax	**273**	51	**(77)**	4	**(23)**	(15)	**173**	40
Balance sheet								
Intangible fixed assets	**1,218**	1,348	**144**	167	**-**	-	**1,362**	1,515
Tangible fixed assets	**1,374**	1,399	**224**	191	**397**	404	**1,995**	1,994
Financial fixed assets	**30**	74	**6**	8	**-**	-	**36**	82
Investments in associated companies	**-**	34	**-**	-	**3**	2	**3**	36
Total fixed assets	**2,622**	2,855	**374**	366	**400**	406	**3,396**	3,627
Inventories	**644**	856	**322**	340	**-**	-	**966**	1,196
Receivables	**629**	731	**258**	157	**(84)**	8	**803**	896
Cash and cash equivalents	**123**	73	**99**	102	**1**	3	**223**	178
Total current assets	**1,396**	1,660	**679**	599	**(83)**	11	**1,992**	2,270
Total assets	**4,018**	4,515	**1,053**	965	**317**	417	**5,388**	5,897
Total equity and minority	**1,949**	2,019	**132**	238	**(62)**	(100)	**2,019**	2,157
Provisions	**64**	174	**49**	43	**39**	48	**152**	265
Long-term liabilities	**1,069**	847	**98**	106	**797**	812	**1,964**	1,765
Current liabilities	**936**	1,475	**774**	578	**(457)**	(343)	**1,253**	1,710
Total liabilities	**2,005**	2,322	**872**	684	**340**	469	**3,217**	3,475
Total equity, provisions and liabilities	**4,018**	4,515	**1,053**	965	**317**	417	**5,388**	5,897
Investments								
Fixed assets	**157**	187	**60**	68	**9**	99	**226**	354

GEOGRAPHICAL SEGMENTS – SECONDARY SEGMENTS*

	Fixed assets		Current assets		Total assets		Investments Fixed assets	
DKKm	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01
Denmark	**1,822**	1,933	**414**	448	**2,236**	2,381	**43**	243
Europe (excl. Denmark)	**531**	433	**897**	979	**1,428**	1,412	**152**	57
North America	**984**	1,176	**533**	634	**1,517**	1,810	**20**	48
Other markets	**59**	85	**148**	209	**207**	294	**11**	6
Total	**3,396**	3,627	**1,992**	2,270	**5,388**	5,897	**226**	354

*) Net sales are specified in note 1. The above geographical segment information has been specified by location of assets.

GROUP LEGAL STRUCTURE

at September 1, 2002 (100% share unless otherwise stated)

The Chr. Hansen Group was founded by Christian D.A. Hansen in 1874 under the name: Chr. Hansen's teknisk-kemiske Laboratorium. In addition to the below companies, the Chr. Hansen Group owns a small number of companies without any operational activities.

	Nominal capital in 1,000
Denmark	
Chr. Hansen Holding A/S Hørsholm	DKK 101,284
Chr. Hansen A/S Hørsholm	DKK 194,100
ALK-Abelló A/S Hørsholm	DKK 27,501
Sweden	
Chr. Hansen A/S (branch) Bromölla	
ALK-Abelló, ALK Sverige AB Kungsbacka	SEK 500
Norway	
Chr. Hansen A/S (branch) Oslo	
ALK-Abelló, ALK Sverige AB (branch) Oslo	
Finland	
ALK-Abelló A/S (branch) Helsinki	
Poland	
Chr. Hansen Poland Sp. z.o.o. Warsaw	PLZ 188
Czech Republic	
Chr. Hansen Czech Republic, s.r.o. Prague	CZK 450
United Kingdom	
Chr. Hansen Ltd. Hungerford	GBP 250
ALK-Abelló Ltd. Hungerford	GBP 1
Ireland	
Chr. Hansen Ireland Limited Cork	EUR 1,514
France	
Chr. Hansen France S.A. Arpajon	EUR 3,200
Germany	
Chr. Hansen GmbH Nienburg	EUR 383
ALK-Scherax Arzneimittel GmbH Hamburg 50% owned by ALK-Abelló A/S	EUR 1,790
Austria	
Chr. Hansen GmbH Vienna 100% owned by Chr. Hansen GmbH, Nienburg, D	EUR 36
ALK-Abelló GmbH Linz	EUR 73
Italy	
Chr. Hansen S.p.A. Parma	EUR 1,000
ALK-Abelló S.p.A. Milan 100% owned by ALK-Abelló S.A., Spain	EUR 880

	Nominal capital in 1,000
Netherlands	
ALK-Abelló bv Nieuwegein	EUR 23
Spain	
Chr. Hansen, S.A. Murcia	EUR 4,449
ALK-Abelló S.A. Madrid	EUR 4,671
Greece	
Hansen Hellas ABEE Thessaloniki	EUR 1,057
Turkey	
Peyma Chr. Hansen's A.S. Istanbul 50% share	TRL 140,000,000
USA	
Chr. Hansen, Inc. Milwaukee	USD 49,750
ALK-Abelló, Inc. Austin	USD 6,839
ALK-Abelló, Vespa Laboratories, Inc. Spring Mills	USD 5
Biopol Laboratory, Inc. Spokane 100% owned by ALK-Abelló, Vespa Lab., Inc. Spring Mills	USD 1
Canada	
Chr. Hansen Limited Toronto	CAD 24
Mexico	
Chr. Hansen de Mexico S.A. de C.V. Mexico City	MXN 25,878
Panama	
Chr. Hansen Centroamérica S.A. Panama	USD 10
Brazil	
Chr. Hansen Ind. e Com. Ltda. Valinhos	BRL 17,499
Argentina	
Chr. Hansen Argentina S.A.I.C. Quilmes	ARS 8,648
Peru	
Colorantes Y Extractos, S.A. Lima 30% share	PEN 3,482
India	
AKAY Flavours & Aromatics Ltd. Cochin 50% share	INR 206,600
Australia	
Chr. Hansen Pty Ltd Melbourne	AUD 1,004
Russia	
Chr. Hansen LLC Moscow	RUB 10,972
China	
ALK-Abelló A/S (branch) Hong Kong	



The cover shows 6-year-old Jacob and the other boys from B 1908's team of 1996 playing against the visiting team of HUI in June, 2002. Photo by Bjarke Ørsted.

DEFINITIONS

Return on primary operations before amortization of goodwill	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations	*Income from primary operations x 100/Net sales*
RONFA (Profit ratio 1)	*Return on non-financial assets (income from primary operations x 100/average non-financial assets)*
ROAIC	*Return on average invested capital (income from primary operations x 100/Average invested capital)*
ROACE	*Income from primary operations before amortization of goodwill x 100/Average invested capital + accumulated amortization of goodwill*
Equity ratio	*Equity at year-end x 100/Equity, provisions and liabilities at year-end*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the year excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the year excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority stockholders' share/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Price cash flow (PCF)	*Share price/Cash flow per share*
Net asset value per share - DKK	*Equity at year-end/Number of shares at year-end*
Pay-out ratio	*Dividend declared x 100/Net income (loss) for the year*
Invested capital	*Intangible and tangible fixed assets, inventories and receivables excluding provisions (deferred tax excluded), trade accounts payable, other debt and minorities*

Return on equity, EPS, CFPS, PE and PCF are prepared according to the Guidelines on the Computation of Ratios of the Danish Society of Financial Analysts of 1997.

Chr. Hansen Group

CHR. HANSEN

Enzymes, cultures, natural colors, savory & specialty ingredients for the:

- *Dairy industry*
- *Meat and prepared food industries*
- *Food and beverage industries*
- *Animal & Human Health and Nutrition*

ALK ABELLÓ

Pharmaceutical products for allergy treatment:

- *Vaccination*
- *Diagnostics*



▽ *Chr. Hansen* ▽ *ALK ABELLÓ*

Chr. Hansen Holding A/S
10-12 Bøge Allé
2970 Hørsholm
Denmark
Phone +45 45 74 74 74
Fax +45 45 74 88 88

www.chr-hansen.com
www.alk-abello.com